Exhibit 99.3

ITEM 5.             OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

ArcelorMittal is the world’s largest and most global steel producer and a significant producer of iron ore and coal, with production of 88.2 million tonnes of crude steel and, from own mines and strategic contracts, 68.1 million tonnes of iron ore and 8.9 million tonnes of coal in 2012. ArcelorMittal had sales of $84.2 billion and steel shipments of approximately 83.8 million tonnes for the year ended December 31, 2012. ArcelorMittal is the largest steel producer in North and South America, Europe and Africa, the fourth largest steel producer in the CIS and has a smaller but growing presence in Asia. As of December 31, 2012, ArcelorMittal had approximately 246,000 employees.

ArcelorMittal produces a broad range of high-quality finished and semi-finished steel products. Specifically, ArcelorMittal produces flat products, including sheet and plate, and long products, including bars, rods and structural shapes. It also produces pipes and tubes for various applications. ArcelorMittal sells its products primarily in local markets and to a diverse range of customers in over 170 countries, including the automotive, appliance, engineering, construction and machinery industries. ArcelorMittal’s mining operations produce iron ore and coal for consumption at its steel-making facilities and also for sale commercially outside the Group.

Key Factors Affecting Results of Operations

The steel industry, and the iron ore and coal mining industries, which provide its principal raw materials, have historically been highly cyclical and are affected significantly by general economic conditions, as well as fluctuations in productive capacity utilization and in changes in steel imports/exports and tariffs. In particular, this is due to the cyclical nature of the automotive, construction, machinery and equipment and transportation industries that are the principal customers of steel. After a period of continuous growth between 2004 and 2008, the sharp fall in demand resulting from the 2008-2009 global economic crisis demonstrated the steel market’s vulnerability to volatility and sharp corrections. The last quarter of 2008 and the first half of 2009 were characterized by a deep slump in demand, as consumers used up existing inventories rather than buying new stock.  The iron ore and steel market began a gradual recovery in the second half of 2009 that continued in 2010 and the first half of 2011 in line with global economic activity. The iron ore and steel market experienced renewed weakening in the second half of 2011, as demand decreased due in part to uncertainty surrounding the Euro-zone sovereign debt crisis and due to significant destocking in the fourth quarter of 2011. Similarly, 2012 was again characterized by early optimism and restocking but contraction in Europe and a slowdown in China caused iron ore prices to fall as did then both steel prices and margins.  The scope and duration of any recovery in activity is difficult to predict and remains subject to significant risks, particularly any escalation of the Euro-zone debt crisis.

ArcelorMittal’s sales are predominantly derived from the sale of flat steel products, long steel products and tubular products as well as of iron ore and coal. Prices of steel products, iron ore and coal, in general, are sensitive to changes in worldwide and local demand, which, in turn, are affected by worldwide and country-specific economic conditions and available production capacity.

Unlike many commodities, steel is not completely fungible due to wide differences in shape, chemical composition, quality, specifications and application, all of which impact sales prices. Accordingly, there is limited exchange trading of steel or uniform pricing, whereas there is increasing trading of steel raw materials, particularly iron ore. Commodity spot prices may vary, and therefore sales prices from exports fluctuate as a function of the worldwide balance of supply and demand at the time sales are made. ArcelorMittal’s sales are made on the basis of shorter-term purchase orders as well as some longer term contracts to some industrial customers, particularly in the automotive industry. Sales of iron ore to external parties amounted to 10.4 million tonnes in 2012. Steel price surcharges are often implemented on steel sold pursuant to long-term contracts in order to recover increases in input costs. However, spot market steel, iron ore and coal prices and short-term contracts are driven by market conditions.

One of the principal factors affecting the Company’s operating profitability is the relationship between raw material prices and steel selling prices. Profitability depends in part on the extent to which steel selling prices exceed raw material prices, and in particular, the extent to which changes in raw material prices correlate with changes in steel selling prices. Complicating factors include the extent of the time lag between (a) the raw material price change and the steel selling price change and (b) the date of the raw material purchase and the actual sale of the steel product in which the raw material was used (average cost basis). In recent periods, steel selling prices have tended to react quickly to rises in raw material prices, due in part to the tendency of distributors to increase purchases of steel products early in a rising cycle of raw material prices. With respect to (b), as average cost basis is used to determine the cost of the raw materials incorporated, inventories must first be worked through before a decrease in raw material prices translates into decreased operating costs.  In several of ArcelorMittal’s segments, in particular Flat Carbon Americas, Flat Carbon Europe and Long Carbon Americas and Europe, there are several months between raw material purchases and sales of steel products incorporating those materials.  Although this lag has been reduced recently by changes to the timing of pricing adjustments in iron ore contracts, it cannot be eliminated and exposes these segments’ margins to changes in steel selling prices in the interim (known as a

“price-cost squeeze”). In addition, as occurred in the fourth quarter of 2008, the first half of 2009 and the third quarter of 2012, decreases in steel prices may outstrip decreases in raw materials costs in absolute terms.

Given this overall dynamic, the Company’s operating profitability has been particularly sensitive to fluctuations in raw material prices, which have become more volatile since the iron ore industry moved away from annual benchmark pricing to quarterly pricing in 2010. In the second half of 2009 and the first half of 2010, steel selling prices followed raw materials prices higher, resulting in higher operating income as the Company benefitted from higher prices while still working through relatively lower-cost raw materials inventories acquired in 2009. This was followed by a price-cost squeeze in the second half of 2010, as steel prices retreated but the Company continued to work through higher-priced raw material stocks acquired during the first half of the year. Iron ore prices were relatively stable during the first nine months of 2011 but then fell over 30% in three weeks in October 2011 and resulted directly in a significant fall in steel prices, even though lower raw material prices had yet to feed into operating costs. More recently, iron ore prices averaged over $140 per tonne CFR China and traded within a $20 range during the first half of 2012 but prices then fell below $90 by early September. If iron ore and metallurgical coal markets continue to be volatile with steel prices following suit, overhangs of previously-acquired raw materials inventories will continue to produce more volatile margins and operating results quarter-to-quarter. In an environment of wide fluctuations in the prices of steel and raw materials, mini-mills utilizing scrap as a primary input (which is typically traded on a spot basis) are less exposed to this volatility. With respect to iron ore and coal supply, ArcelorMittal’s growth strategy in the mining business is an important natural hedge against raw material price volatility. Volatility on steel margins aside, the results of the Company’s mining segment are also directly impacted by iron ore prices, of which the absolute level was weaker in 2012 compared to 2011, especially in the second half. As the mining segment’s contribution to the Company’s profitability grows, the Company’s exposure to the impact of iron ore price fluctuations also increases.

Economic Environment[1] [2]

After recording average global real gross domestic product (“GDP”) growth of 2.8% in 2011, global GDP is estimated to have slowed to 2.3% in 2012. The year began with a recovery from a sluggish fourth quarter in 2011, but was short-lived as weakness and reduced demand from the Eurozone contributed to the rapid deceleration of emerging-market economies. Further high oil prices tied to tensions over Iran’s nuclear program and the uncertainty surrounding the U.S. fiscal cliff compounded the situation. High debt burdens and austerity of advanced economies and their effects on emerging market growth currently remain the primary risks facing the world economy.

In the United States, the economy continued to expand at a moderate but uneven pace through 2012 with GDP estimated to have grown 2.3%. The US economy gained momentum in the first half of the year, despite financial disruption from the euro crisis. The construction market and consumer demand also showed signs of recovery as 2012 began with improved consumer and business confidence, combined with better job creation. Factors such as pent-up demand and rising credit availability helped the automotive sector gain momentum throughout the year. However, threat of the “fiscal cliff”, the impact of Hurricane Sandy and the increasing tensions over Iran’s nuclear program contributed to sharp increases in oil prices, bringing the United States down from its high at the start of the year. This also affected spending on equipment as firms became more cautious with respect to capital investment plans.

In Japan, the economy is estimated to have grown by 2.0% in 2012. After dampened growth in the latter part of 2011, 2012 started strong with consumer spending and residential construction on the rise, and the impacts of the natural disasters on supply chains and infrastructure damage having been largely overcome. However, Japan’s economy began to struggle in response to weak foreign demand at the end of 2012, exacerbated by the Diaoyus/Senkakus tensions with China impacting in particular Japanese automotive exports. Domestic demand also weakened with a sharp contraction in GDP during the third quarter of 2012, reflected in a depreciation of the Japanese yen in the last quarter of 2012 and pushing incoming Prime Minister Shinzo Abe to unveil a US$122bn spending package to revive the economy.

The economy of the European Union countries (EU27) contracted almost every quarter from the third quarter of 2011, with real GDP contracting by 0.2% in 2012, compared to growth of 1.6% in 2011. A record high Eurozone unemployment rate of 11.8% in November 2012 indicates the toll on labor markets of continued weak economic activity and low business confidence. The situation varies from country to country, with the North (particularly Austria, Benelux, Germany and Scandinavia) faring better than the South (where a tighter fiscal policy and limited consumer spending have hampered domestic demand).

The readiness of the European Central Bank (ECB) to provide unlimited support for sovereign bond markets in September 2012 encouraged investors and eased financial pressures, limiting risk of contagion in the Eurozone. Italian and Spanish sovereign bond yields consequently fell toward sustainable levels compared with late 2011. However, Western Europe is still in a recession and fundamental concerns about austerity, a lack of competitiveness and high debt levels remain.

[1] GDP and industrial production data and estimates sourced from IHS Global Insight, January 16, 2013.

[2] EU27 and United States ASC data is based upon deliveries data collated by Eurofer and American Iron and Steel Institute. Chinese ASC is an estimate calculated from crude steel production and net steel trade based upon China National Bureau of Statistics and Customs data.

Emerging market economies suffered for the first three quarters of 2012 from weak growth due to sluggish demand from developed economies. The Brazilian economy is estimated to have grown by just 1.0% with tightening credit markets in the first half of the year heavily impacting the country’s automotive sales, prompting the government to support purchases through tax breaks.

Chinese GDP grew by 7.7% in 2012, which is the weakest level of growth in the past 13 years. China’s slowdown further impacted other emerging market countries prompting their central banks to reverse the monetary tightening cycle of 2011 and lower interest rates in mid-2012. However, despite experiencing persistently weak exports throughout 2012, in the fourth quarter of 2012, growth improved and the economy showed signs of recovery as infrastructure, retail sales and industrial production growth all picked up.

In India, inflation remains uncomfortably high, limiting the ability to reduce interest rates any further to promote growth. India has struggled with widening current and trade account deficits due to the combination of weaker capital inflows, high imports and slower export growth.

Growth in Kazakhstan and Russia lost momentum compared to 2011, as foreign energy demand reduced and commodity prices weakened.

Growth in global industrial production is estimated to have moderated to 2.3% in 2012, compared to growth of 3.8% in 2011, with output in OECD countries growing 0.6% in 2012, compared to growth of 2.4% in 2011. Output in non-OECD countries grew 4.4% in 2012 against growth of 6.6% in 2011. The combination of stronger demand in the United States and rapid growth in industrial production in East Asia were positive factors in the first half of 2012, with output in OECD and non-OECD countries up 1.7% and 4.1% respectively compared to the first half of 2011. In the second half of 2012, output decreased by 0.7% year-on-year in OECD countries (reflecting low Eurozone demand and tight financial constraints) but remained up 4.8% year-on-year in non-OECD countries.

Global GDP growth slowed in 2012 to 2.3% from 2.8% in 2011 as the global economy was impacted by the slowdown in Chinese growth and uncertainty and austerity in Europe. This led to a slowdown in many steel consuming sectors, particularly construction, contributing to weak underlying real steel demand. Reduced real demand for steel has a knock-on effect on lower demand for raw materials, pushing prices for iron ore and coal down in the third quarter of 2012. This impact is amplified as changes in raw material prices feed back into demand for steel as both end-user and stockists destock. As a result, 2012 global apparent steel consumption (ASC) increased only 1.7%, down sharply from growth of 7.4% in 2011. Within this global ASC growth, regional variations were strong, with apparent steel consumption down a dramatic 9% in Europe, up only 2% in China and over 7% in the United States in 2012 compared to 2011.

Steel Production[3]

Annualized world crude steel production, which had bottomed in March 2009 at 1.1 billion tonnes annualized, recovered to just under 1.4 billion tonnes for the year 2010 (+15.7% y-o-y) and rose to just under 1.5 billion tonnes in 2011 (+7.3% y-o-y). In 2012, there was a further 1.2% year-on-year increase to 1.51 billion tonnes, driven by Chinese growth.

Steel output in China set another record in 2012 reaching 709 million tonnes (+3.5% higher than 2011) as the weak growth in the first half and a slump in the summer was compensated by a stronger second half, as the governments pro-growth policies led to a pick-up in end user demand.

Global production (annualized) outside of China in 2012 decreased 0.8% year-on-year to 802 million tonnes compared to 808 million tonnes produced in 2011. This was mainly due to production declining -4.7% year-on-year in the European Union to 170 million tonnes due to the ongoing economic crisis. In addition, production decreased in South America by -3.0% year-on-year to 47 million tonnes, in Africa by -3.0% year-on-year to 14.8 million tonnes and by -1.2% year-on-year in CIS to 111 million tonnes. Japanese output was relatively stable down only -0.1% year-on-year to 107 million tonnes. In contrast, the NAFTA region saw an increase of 2.6% year-on-year to 121 million tonnes, India was up 4.3% year-on-year to 77 million tonnes and South Korea grew 1.2% year-on-year to 69 million tonnes.

In 2012, global crude steel production rose to nearly 14% above 2007 levels driven by China, India, South Korea and Turkey, which were all at least 30% above their respective 2007 production levels. In sharp contrast, 2012 EU production was down 19% compared to its 2007 level, while 2012 production numbers in North America, CIS and Japan were each around 10% below their respective 2007 levels.

The underlying problems associated with the Euro-zone sovereign debt crisis has had a significant impact on steel production in Europe, as the sector adapts to reduced demand (with 2012 EU27 steel demand estimated at 29% below 2007 levels). Despite the

[3]Global production data is from the 62 countries for which monthly production data is collected by the World Steel Association.

region moving from net imports to net exports over the same time period, EU27 steel production is now only 170 million tonnes per year, whereas in 2006, 207 million tonnes were produced, and, in the first half of 2008, production rose to a peak of more than 220 million tonnes annualized. Capacity in Europe at around 240 million tonnes means that steel plants in Europe are running at an average utilisation of 70% of capacity, with up to 50 million tonnes of excess capacity, some of which is being closed.

Global steel capacity utilization declined in 2012, due to reduced demand in Europe but also as newly installed capacity surpassed demand growth in other regions.

In China, steel demand continues to grow but as economic growth slows and the positive impact of the large 2009 infrastructure led stimulus wanes, demand growth has been too slow, leading to a mismatch of supply and demand in 2012. Chinese production rose from approximately 650mt annualized during the first half of 2010 to 700mt in the second half of 2012, whereas capacity rose by over 130mt from the end of 2009 to the end of 2012.

Steel Prices[4]

Steel prices increased during the first quarter of 2012 reaching peak levels of €555 per tonne for spot hot rolled coil (“HRC”) in Europe in March, and about $800 per tonne in the United States in February, from €495 and $750, respectively, at year-end 2011. This sharp increase in prices was mainly driven by customer restocking. In the case of Europe, it was also supported by a weak euro which reduced import attractiveness, while in United States, the steel price increase also reflected strong demand from the automotive, energy and machinery sectors. Construction remained relatively weak in many regions in the first quarter of 2012.

During the second quarter of 2012, market sentiment weakened due to renewed destocking efforts by customers combined with oversupply and poor demand. In the United States, the automotive industry held firm, but overall economic activity slowed down, providing less room for optimism going forward. In Europe, automotive and manufacturing declined as austerity coupled with fears of a Euro-zone breakup took their toll on confidence and output. By the end of the second quarter, HRC prices had lost about $100-130 per tonne from their first quarter peak. Exports from Asian suppliers in China, South Korea and Japan competing with CIS producers for scarce international demand also put pressure on international reference prices. Similarly, the slab market experienced a slump in demand, and prices fell to $550 CFR[5] in South East Asia at the end of the second quarter of 2012 from levels close to $610 in March 2012.

In the second half of 2012, HRC prices then lost up to $150 per tonne in the United States and about €100 per tonne in Europe from their first-half peak, with HRC prices reaching lows of €460 in Europe and $650 in the United States at the start of the fourth quarter of 2012. This sharp fall was due to generally weak buyer sentiment and uncertain financial markets, with destocking continuing through the third quarter. International export prices remained very weak throughout the second half, with a dramatic fall of over $80 in South East Asia’s spot HRC price in third quarter, followed by another drop of $5-10 in the fourth quarter, leaving spot HRC prices at around $560 CFR in the region, at the year end. Similarly, slab prices also eroded during the second half reaching lows of $460-500 CFR in South East Asia in the fourth of 2012. This dynamic resulted in weak steel selling prices globally for much of the second half of 2012. Only in the last weeks of 2012 was an upward correction visible, on the back of the upward trend in raw material prices, which had been initiated in China driven by strong restocking, with HRC transaction prices moving up for first quarter 2013 delivery. The latest spot HRC market prices for late first quarter of 2013 delivery are at €490-510 per tonne in Europe, at $660-695 per tonne in United States and at $560-575 per tonne in China

Pricing for construction-related long products has been mainly driven by the volatile behavior of scrap prices. After a small improvement in January 2012, with rebar prices in Europe reaching a peak of €580 per tonne, prices went down throughout the first half to €510-535 per tonne in the second quarter for European domestic Rebar, due to weak construction demand. For medium sections, prices peaked at €690 per tonne in February 2012 and settled in the range of €635-660 per tonne at the end of first quarter of 2012, followed by a correction downwards to €575-610 per tonne by the end of the second quarter of 2012. Turkish rebar export prices remained relatively firm and stable during the first quarter, ranging from $650-685 per tonne FOB[6], but subsequently declined, reaching lows of $615-630 per tonne FOB at the end of the second quarter of 2012, due to scrap prices falling by around $60 per tonne between March and June and ending the second quarter at $385 per tonne CFR Turkey. After the summer holiday period, rebar pricing in Europe improved by about €10 reaching prices between €512-552 per tonne at the end of the third quarter, while medium sections remained relatively stable at €580-605 per tonne. Prices in Europe ended 2012 at €575-610 per tonne for medium sections and €502-532 per tonne for rebar, while Turkish rebar export prices ended the year at $588-599 FOB Turkish port per tonne.

Prices for industrial long products, like quality wire rods and bars went slightly up in the first quarter of 2012 after the seasonal year-end slowdown in 2011, and remained relatively stable throughout the entire first half of 2012, with quality wire rod prices ranging between €580-600 in Europe. However, in the second half of 2012, due to weakening demand, a negative price trend also impacted quality wire rod products, with prices reaching lows of €550 in the fourth quarter of 2012.

[4] Source: Steel Business Briefing (SBB)

[5]International Commercial Terms, Cost and Freight (“CFR”)

[6]International Commercial Terms, Free on Board (“FOB”)

Current and Anticipated Trends in Steel Production and Prices[7]

ArcelorMittal expects global steel production growth to be stronger in 2013 than in 2012, as ArcelorMittal expects global steel demand to grow around 3%  in 2013. In Europe, however,  ASC is expected to decline around 1% year on year, despite an end to destocking as both auto production and construction output continue to decline. In the United States, an improving labor market, rising availability of credit and low interest rates; coupled by pent-up demand is helping both auto and housing output to grow, supporting expected ASC growth of 3 to 4 % in 2013. In China, government pro-growth policies, rising loan growth and a renewed focus on infrastructure spending is driving an expected rebound in ASC growth to 3-4% during 2013. In addition, although global steel consumption as a whole is already back above pre-crisis levels, developed world consumption is not expected to recover to its 2007 peak for at least another 5 years, with demand in EU27 not expected to be back to peak levels until after 2020 and structural overcapacity a continuing issue in the region.

Steel selling prices are also rising in early 2013 in line with improved demand in most regions, due to higher raw material prices and an end to the destocking that was observed during the fourth quarter of 2012. Raw materials prices have a significant impact on steel prices and in particular iron ore prices have risen to a higher level during January 2013, up significantly on fourth quarter prices, albeit only slightly higher than the prices seen in the first quarter of 2012.  In addition to raw materials prices, the sustainability of higher steel prices will continue to depend on an increase in sustainable real demand, and no further exacerbation of the Euro-zone debt crisis.  Underlying real demand appears to still be on a rising trend in the United States while the Euro-zone appears to be stuck in a mild recession.  In both markets inventory levels were cut during the fourth quarter of 2012, which should support demand to a limited extent during the first half of 2013.

Raw Materials

The primary inputs for a steelmaker are iron ore, solid fuels, metallics (e.g., scrap), alloys, electricity, natural gas and base metals. ArcelorMittal is exposed to price volatility in each of these raw materials with respect to its purchases in the spot market and under its long-term supply contracts. In the longer term, demand for raw materials is expected to continue to correlate closely with the steel market, with prices fluctuating according to supply and demand dynamics. Since most of the minerals used in the steel-making process are finite resources, they may also rise in response to any perceived scarcity of remaining accessible supplies, combined with the evolution of the pipeline of new exploration projects to replace depleted resources.

As with other commodities, the spot market prices for most raw materials used in the production of steel saw their recent lows during the global financial crisis of 2008/2009, but have since recovered with a greater degree of volatility. The main driver for the rise in input prices has been robust demand from China, the world’s largest steel producing country.  For example, in 2010/2011, iron ore reached high levels well above $100 per tonne (e.g. $193 on February 15-16, 2011) due to a lag in additional seaborne supply compared to increased demand for iron ore on the seaborne market, with high cost domestic iron ore in China filling the demand gap.

Until the 2008-2009 market downturn, ArcelorMittal had largely been able to reflect raw material price increases in its steel selling prices. However, from 2009 onwards, ArcelorMittal has not been able to fully pass raw materials cost increases on customers as its steel markets are structurally oversupplied and fragmented. This has resulted in a partial decoupling of raw material costs (mainly driven by Asian market demand) from steel selling prices achieved in the European market, and consequently increased risk of margin squeeze.

Until the 2010 changes in raw materials pricing systems described below under “—Iron Ore”, benchmark prices for iron ore and coal in long-term supply contracts were set annually, and some of these contracts contained volume commitments. In the first half of 2010, the traditional annual benchmark pricing mechanism was abandoned, with the big three iron ore suppliers (Vale, Rio Tinto and BHP Billiton) adopting a quarterly index-based pricing model. The new model operates on the basis of the average spot price for iron ore supplied to China, quoted in a regularly published iron ore index. The new system has since generally been adopted by other suppliers although some iron ore suppliers continue to offer an annual price for their long-term contracts. The price trend as well as pricing mechanism for coking coal has followed a similar trend, with the annual benchmark pricing system being replaced by a quarterly pricing system as from the second quarter of 2010 and with a monthly pricing system introduced by BHP Billiton for coal from Australia in 2011. Following this transition to shorter-term pricing mechanisms that are either based on or influenced by spot prices for iron ore and coking coal imports to China, price dynamics generally have experienced shorter cycles and greater volatility. Pricing cycles were further shortened in 2012 as high volatility of prices continued. In 2012, quarterly and monthly pricing systems were the main type of contract pricing mechanisms, but spot purchases also appeared to have gained a greater share of pricing mechanisms as steelmakers developed strategies to benefit from increasing spot market liquidity and volatility.

[7] ASC is forecast by estimating the growth in underlying real steel demand (using forecasts of the main steel consuming sectors from IHS Global Insight and Oxford Economics) and an estimate for the change in inventories of steel, both at end-users and stockists.

Iron Ore

Chinese demand in the seaborne iron ore market supported high spot iron ore prices during the first three quarters of 2011, within the range of $160 to $190 per tonne CFR China, before dropping and stabilizing at $140 per tonne CFR China in the fourth quarter of 2011. At $167.59 per tonne CFR China, the average price for 2011 was 14.2% higher than in 2010 ($146.71 per tonne CFR China). However, the spot iron ore price closed 2011 at $138.5 per tonne, i.e., $30 per tonne lower than at the end of December 2010.

In the first quarter of 2012, spot iron ore prices were stable at $143 per tonne, whereas in the second quarter of 2012, there was higher volatility with prices reaching $150 per tonne in April, declining to $132 per tonne in mid-May and then hovering around $135 to $138 per tonne in June.

This price drop and volatility in the second quarter of 2012 reflected the slowing Chinese economy and economic difficulties in Europe, which drove further decline of end user demand for steel and iron ore.  Some temporary support of moderately high prices in the first half of 2012 was provided by the export ban put in place by the Indian government, which limited seaborne supply of Indian iron ore. However, at the beginning of the third quarter of 2012, the weakness in real demand for seaborne iron ore prevailed.  Low buying activity, due to combined effects of weak economic sentiment, low seasonal demand and pressure on steelmaking margins, resulted in record sharp drop in the spot price, which, on September 7, 2012, dropped to a 3-year low of $88.5 per tonne.

In the second half of 2012, spot prices per tonne ranged from $135.25 in beginning of July to $106.5 in end of September and $144.5 at the end of December, with particularly high volatility in December, due to restocking activities in China. This volatility reflects economic uncertainties in Europe as well as in China.

Coking Coal and Coke

As mentioned above, pricing for coking coal has been affected by changes to the seaborne pricing system, with the annual benchmark pricing system being replaced by a quarterly pricing system as from the second quarter of 2010 and with a monthly pricing system introduced by BHP Billiton for coal from Australia in 2011.

2011 was strongly influenced by the impact of the dramatic rain event in Queensland, Australia in the first quarter of 2011, resulting in most major coking coal mines declaring force majeure as a result of significant structural damage to mines and rail infrastructure. The situation progressively improved with the last mines lifting force majeure by the end of June 2011. In addition, several events in the United States, such as tornados in Alabama, reduced the availability of Low Volatile Hard Coking Coal, further worsening the global shortage in this coal market segment.

In 2011, the scarcity of premium coals was reflected in the high quarterly benchmark price settlements for Australian Hard Coking Coal, rising from $225 per tonne FOB Australia in the first quarter of 2011 to $330 per tonne FOB Australia in the second quarter.  Thereafter, a successive improvement in supply resulted in price settlements of $315 per tonne FOB Australia in the third quarter and $285 per tonne FOB Australia in the fourth quarter.  As supply was progressively restored in Australia following the rain event and demand decreased due to ongoing economic uncertainty, prices began to decrease further, with the benchmark price settlement for the first quarter of 2012 at $235 per tonne. The downward trend continued in the second quarter of 2012, with the benchmark price settled at $210 per tonne. The degree of price decline in premium coals in the second quarter of 2012 was lessened by strikes at BHP Billiton Mitsubishi Alliance (“BMA”) mines.

The rain season in the first half of 2012 was mild, with no significant supply disruptions (other than the strikes at BMA mines). Moreover, Australian miners had upgraded mine infrastructure to be better prepared to deal with adverse weather conditions during the wet season in Queensland.  The second half of 2012 experienced sharp spot price and contract benchmark price reductions, with a relatively high gap between both references (spot indexes and quarterly contract settlements), with quarterly contract benchmark reference settled at $220 per tonne (FOB Australia) and $170 per tonne for the third and fourth quarters of 2012, respectively, while spot values for such quarters averaged $173.9 and $154.9 per tonne, respectively. In parallel, the spot market, as reflected by the various index providers, also decreased over 2012 in line with progressively improved supply, with a noticeable price gap between premium coal and non premium coals. The main reason for the sharp declines in the coking coal spot price was a healthy availability of coking coal supply from traditional exporting regions (Australia, United States and Canada) as well as from new regions, notably Mongolia and Mozambique, combined with declining import demand of Asian steelmakers as well as lower demand on the Atlantic basin due to the economic difficulties in Europe. In the fourth quarter of 2012, major seaborne suppliers of coking coal from Australia and the United States announced the closure of the least cost efficient mines in order to adjust market supply to weaker seaborne demand and to remain cost competitive in a challenging pricing environment.

The spot price for hard coking coal, FOB Australia, gradually recovered towards end of 2012, from around $160 per tonne at the end of September 2012 to $140-145 per tonne at the beginning of October 2012 and then back to $160 per tonne by the end of December 2012.

Throughout 2012, China continued, as it had in 2011, to increase coking coal imports from Mongolia. It also increased imports from US and Canadian sources and remained an active player on the seaborne market.

ArcelorMittal leveraged its full supply chain and diversified supply portfolio in terms of suppliers and origin of sources to overcome the significant supply disruptions during 2011 without any significant impact on its operations. In 2012, ArcelorMittal further diversified its supply portfolio by adding new supply sources from emerging mines in Mozambique as well as Russia.

Scrap

Scrap availability for 2012 was tighter than in previous years, given the demand supply balance and the resulting pricing. In 2012, scrap prices were relatively high, and the Eurofer Index for demolition scrap average for 2012 was €307, i.e., 1% higher than in 2008 and 29% higher than in 2007. In 2010 and 2011, the index average was €273 and €321, respectively.

During the first half of 2012, scrap prices increased by €20 per tonne in January, and the market was relatively stable through May, with the first major price decrease occurring in June of approximately €20 per tonne, reflecting variations in supply and demand. Pricing remained rather weak in the third quarter of 2012. Pricing in the fourth quarter of 2012 was volatile, with October being the weakest month with a price of €273 per tonne, and thereafter picking up by approximately €26 per tonne in December due to the seasonal holidays, and in anticipation of weather related restrictions and the trend over the past three years of a jump in opening January prices. The Eurofer Index for demolition scrap was at an average of €322 per tonne in the first half of 2012 and €292 per tonne in the second half of 2012 and was at approximately €310 – €315 in January 2013. In North America, prices followed a similar trend, remaining reasonably stable from January to May 2012 at an average of $400/lt (Platts SBB HMS 1 and 2): prices thereafter however dropped a sharp $50/lt in June and were weak throughout the third quarter of 2012. In the fourth quarter of 2012, October was the weakest month, with a price of $317.5/lt and increased by $35/lt in December 2012. In the first half and second half of 2012, the average price was $391/long ton (lt) and $341/lt, respectively.  At the end of January 2013, the price in North America was at approximately $350 – 355/lt.

According to the Turkey Statistical Institute, from January to December 2012, Turkey imported 22.42 million tonnes of scrap, representing a 6% increase year-on-year.

According to the China Association of Metal Scrap Utilization, China’s scrap imports decreased 26% year-on-year from 6.77 million tonnes in 2011 to 4.97 million tonnes in 2012. Also China’s scrap ratio decreased from 135.5 kg per metric ton of steel in January 2012 to 112.2 kg in October 2012.

Ferro Alloys and Base Metals

Ferro Alloys[8]

The underlying price driver for manganese alloys is the price of manganese ore, which increased by 9.35% from the level of $4.49/dry metric tonne unit (“dmtu”) (for 43% lump ore) on Cost, Insurance and Freight (“CIF”) China in January 2012 to $4.91/dmtu in December 2012, mainly due to increased demand from China.

On the back of the manganese ore trend, average prices of main Manganese alloy also increased in 2012, with an increase of 4.32% in the price per tonne for High Carbon Ferro Manganese (from $1,076 to $1,122), 3.71% for Silico Manganese (from $1,133 to $1,175), whereas average Medium Carbon Ferro Manganese prices decreased by 4.90% (from $1,573 to $1,496) and Ferro Silicon prices have also decreased by 3.69% (from $1,491 to $1,436).

Base Metals - Zinc[9]

Base metals used by ArcelorMittal are zinc and tin for coating, and aluminum for deoxidization of liquid steel. ArcelorMittal partially hedges its exposure to its base metal inputs in accordance with its risk management policies.

ArcelorMittal purchased 427 kt of zinc metals in 2012.  The average London Metal Exchange (“LME”) cash price of zinc metal was $1,946 per ton for 2012, representing a decrease of 11% as compared to the average price for 2011 ($2,191). Stocks registered at the LME warehouses stood at 1,220 kt at the end of 2012, up 49% from 820 kt at the end of 2011, mainly due to oversupply of zinc metals in the world.

Energy

Electricity

In most of the countries where ArcelorMittal operates, electricity prices have moved in line with other commodities. In North America, prices in 2012 decreased as compared to 2011 (to less than $45/MWh), in line with the low natural gas prices. In Europe, the

[8]Prices for high grade manganese ore are typically quoted for ore with 44% manganese content.

[9]Prices included in this section are based on the London Metal Exchange (LME) cash price.

market was mostly impacted by poor demand.  The European Energy Exchange’s (“EEX”) year-ahead price for Germany averaged €49.5 /MWh in 2012, down 13% compared to 2011. The need for investment in replacement and additional power generating capacity by providers and in improved electricity grid stability due to volatility from renewable suppliers remains clear, but still not apparent in light of current economic conditions.

Natural Gas

Natural gas is priced regionally. European prices are historically linked with petroleum prices but a significant spot market is developing. North American natural gas prices trade independently of oil prices and are set by spot and future contracts, traded on the NYMEX exchange or over-the-counter. Elsewhere, prices are set on an oil derivative or bilateral basis, depending on local market conditions. International oil prices are dominated by global supply and demand conditions and are also influenced by geopolitical factors, such as the ability of the Organization of Petroleum Exporting Countries (“OPEC”) to limit production.

The 2011 trends continued in 2012. The Liquefied Natural Gas (“LNG”) market surplus continued to be absorbed by increased demand in Asia, especially in Japan for electricity production following the Fukushima disaster and in China to meet growing natural gas requirements. Given the limited new capacity coming into the market in 2012 – 2014, LNG spot supply conditions remain difficult, especially for supplies to Asia where spot prices have reached in constrained periods the oil-heat equivalent of $18 to $19/MMBritish thermal unit (“Btu”).

In the United States, abundant unconventional gas production has been replacing steam coal to produce power, leading to a significant increase in demand, and projects to build liquefaction facilities for export to Asia are continuing to develop. In that context, prices in North American markets averaged $2.84/MMBtu with prices dropping below $2/MMBtu for a short period.

In Europe, gas demand remains very low and the gap between long-term oil-indexed contracts and spot gas prices increased, with prices in long term oil-indexed contracts being about $14/MMBtu while spot prices remained around $9/MMBtu. Current ongoing renegotiation between European gas companies and major utilities suppliers are only expected to close part of the gap between oil indexed and European spot.

Ocean Freight[10]

Market rates remained extremely low in 2012 generally due to the global slowdown and the extensive fleet size. The Baltic Dry Index (“BDI”) reached its lowest point in 25 years and averaged at around 920 points for 2012 as compared to an average of 1,549 for full year 2011.

Global trade was slow in 2012 but picked up in the second quarter with iron ore shipments out of Brazil seeing a rise, although underlying concern for the global economy remained. The summer remained weak but the second half of the year generally saw trade increases due to Chinese restocking. A total of 1.15bilion tons of iron ore and 229 million tons of coal were shipped; a growth of 6% and 2% y-o-y. Meanwhile, the growing delivery list of ships on order and the current order book weighed heavily on time charter rates by easily absorbing all new cargoes in the market.

The Capesize rates remained low for most of the year; although a small uptick was seen around September-October 2012. Overall, rates remained under pressure due to the size of the fleet. The Capesize rates averaged $7,680/day for 2012 as compared to an average of $15,639/day for 2011.

Export bans for Indonesia (for coal) and India (for iron ore) resulted in lower rates for Panamax, as did reduced US grain exports and a slowdown in Chinese coastal trade. Rates remained under pressure as the rate of delivery of new ships remained strong. The Panamax rates averaged $7,684/day in 2012 as compared to an average of $13,999/day in 2011.

Impact of Exchange Rate Movements

After reaching a yearly low in the first quarter of 2012 against most currencies in the jurisdictions where ArcelorMittal operates, the U.S. dollar strengthened significantly during the second and the third quarter to finish during the fourth quarter at a yearly high against the Brazilian real, the South African rand, the Ukrainian hryvnia, the Kazak tenge and the Argentinean peso, but came back at the end of fourth quarter  to previous levels seen in the first quarter against the euro, the Polish zloty, the Czech koruna and the Mexican peso (among other currencies).

Because a substantial portion of ArcelorMittal’s assets, liabilities, sales and earnings are denominated in currencies other than the U.S. dollar (its reporting currency), ArcelorMittal has exposure to fluctuations in the values of these currencies relative to the U.S. dollar. These currency fluctuations, especially the fluctuation of the U.S. dollar relative to the euro, as well as fluctuations in the currencies of the other countries in which ArcelorMittal has significant operations and sales, can have a material impact on its results

[10]Sources: Baltic Daily Index, Clarksons Shipping Intelligence Network, Associated Shipbroking, LBH.

of operations. In order to minimize its currency exposure, ArcelorMittal enters into hedging transactions to lock-in a set exchange rate, as per its risk management policies.

In June 2008, ArcelorMittal entered into a transaction in order to hedge U.S. dollar-denominated raw material purchases until 2012. The hedge involved a combination of forward contracts and options that initially covered between 60% to 75% of the dollar outflow from the Company’s European subsidiaries based on then-current raw materials prices, amounting to approximately $20 billion. The transaction was unwound during the fourth quarter of 2008, resulting in a deferred gain of approximately $2.6 billion recorded in equity and of $349 million recorded in operating income. The gain recorded in equity along with the recording of hedged expenses is being recycled in the consolidated statements of operations during the period from 2009 through the first quarter of 2013; of this amount, $566 million was recorded as income within cost of sales for the year ended December 31, 2012, compared to $600 million for the year ended December 31, 2011 and $354 million for the year ended December 31, 2010. See Note 17 to ArcelorMittal’s 2012 consolidated financial statements.

Trade and Import Competition

Europe[11]

While import competition in the European Union steel market reached a high of 37.5 million tonnes of finished goods during 2007, equal to 18.9% of steel demand, as demand has decreased, imports have also declined, reaching a  low of 15 million tonnes in 2009, equal to an import penetration ratio of 12.6%. In 2010, imports recovered to 18.4 million tonnes but a similar increase in domestic deliveries resulted in an import penetration ratio of 12.7%.

In 2011, a rise in finished imports to 23.1 million tonnes resulted in the import penetration ratio increasing to 15.1%. As demand in Europe has continued to decline, imports again declined in 2012. Imports fell 31.5% year-on-year in the first half of 2012, pushing down the penetration ratio to 12.1% and again down 21.2% year-on-year (based on December license data) in the second half of 2012, with the penetration ratio remaining at approximately 12.1% in both the first and second halves of the year. Overall in 2012, finished imports for 2012 fell by 27.1% over the previous year.

United States[12]

After reaching a record level of 32.5 million tonnes in 2006, or an import penetration ratio of 27.1%, total finished imports bottomed at 12.9 million tonnes in 2009, representing an import penetration ratio of 22.2%. In 2010, imports recovered to 17.1 million tonnes but a similar rise in demand resulted in a minor drop in import penetration to 21.1%. The import penetration in 2011 remained relatively stable at 21.7%, although imports edged up to 19.7 million tonnes together with stronger finished steel consumption.

Finished imports during the first half of 2012 increased by 22.6% year-over-year and despite stronger demand, the import penetration ratio increased to 24.1%.  Imports in the second half of the year were weaker than first half levels (although remain up 13.5% year on year), with the import penetration ratio falling to 23.7%. Overall for 2012 finished imports increased 18.1% year-over-year to 23.4 million tonnes with penetration at 23.9%.

Consolidation in the Steel and Mining Industries

The global steel and mining industries have experienced a consolidation trend over the past ten years. After pausing during the credit crisis and global economic downturn of 2008-2009, merger and acquisition activity of various steel and mining players, including Chinese and Indian companies, has increased at a rapid pace. However, given the current economic uncertainties in the developed economies, combined with a slowdown in emerging regions such as China and India, consolidation transactions decreased significantly in terms of number and value in 2012 and this trend is expected to continue in 2013 until prices stabilize and supply and demand balance out in the context of worldwide structural overcapacity.

Apart from Mittal Steel’s acquisition of Arcelor in 2006 and their merger in 2007, notable mergers and acquisitions in the steel business in recent years include the merger of Tata Steel and Corus (itself the result of a merger between British Steel and Hoogovens); U.S. Steel’s acquisitions in Slovakia and Serbia; Evraz and Severstal’s acquisitions in North America, Europe and South America, and expansion in North and South America by Brazilian steel company Gerdau.  Most recently, on October 1, 2012, Japanese steelmakers Nippon Steel Corp. and Sumitomo Metals Industries Ltd. completed their merger and created the world’s second-largest steel company. On December 28, 2012, Outokumpu and Inoxum, the stainless division of Thyssen-Krupp, completed their merger in order to create the worldwide leader in stainless steel.

As developed markets continued to present fewer opportunities for consolidation, steel industry consolidation also began to slow down substantially in China in 2012. Despite being a key initiative of the five-year plan issued in March 2011, the concentration

[11]Source: Eurostat

[12]Source: US Census Bureau

process of the steel industry that is expected to reduce overcapacity, rationalize steel production based on obsolete technology, improve energy efficiency, achieve environmental targets and strengthen the bargaining position of Chinese steel companies in price negotiations for iron ore declined as a result of the slowing economy. This situation could affect the Chinese government’s objective for the top ten Chinese steel producers to account for 60% of national production by 2015 and for at least two producers to reach 100 million ton capacity in the next few years.

Merger and acquisition activity is expected to remain active in the Indian steel and mining industry though at a lower pace considering the current economic slowdown. The country has become the world’s third largest steel consumer after China and the United States and is expected to become soon the world’s second largest steel producer worldwide. The integration of Ispat Industries into JSW Steel was a major consolidation step in 2010.

Recent and expected future industry consolidation should foster the ability of the steel industry to maintain more consistent performance through industry cycles by achieving greater efficiencies and economies of scale, and should lead to improved bargaining power relative to customers and, crucially, suppliers, which tend to have a higher level of consolidation. The wave of steel industry consolidation in the previous years has followed the lead of raw materials suppliers, which occurred in an environment of rising prices for iron ore and most other minerals used in the steel-making process. The merger of Cliffs Natural Resources and Consolidated Thompson in 2011 was a significant consolidation move in North America which, at the same time, strengthened vertical relationships into the Chinese steel market. Despite the declines in prices in 2011 and 2012, iron ore producers continue to seek consolidation that would strengthen their options whatever the direction of future price trends. There are still only four primary iron ore suppliers in the world market. Consolidation among other mining companies is also in progress, as evidenced by the merger between Xstrata and Glencore International which should be completed in the first quarter of 2013.

Critical Accounting Policies and Use of Judgments and Estimates

Management’s discussion and analysis of ArcelorMittal’s operational results and financial condition is based on ArcelorMittal’s consolidated financial statements, which have been prepared in accordance with IFRS. The preparation of financial statements in conformity with IFRS recognition and measurement principles and, in particular, making the critical accounting judgments summarized below require the use of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Management reviews its estimates on an ongoing basis using currently available information. Changes in facts and circumstances may result in revised estimates, and actual results could differ from those estimates.

For a summary of all of ArcelorMittal’s significant accounting policies, see Note 2 to ArcelorMittal’s consolidated financial statements.

Purchase accounting

Accounting for acquisitions requires ArcelorMittal to allocate the cost of the enterprise to the specific assets acquired and liabilities assumed based on their estimated fair values at the date of the acquisition. In connection with each of its acquisitions, the Company undertakes a process to identify all assets and liabilities acquired, including acquired intangible assets. The judgments made in identifying all acquired assets, determining the estimated fair value assigned to each class of assets acquired and liabilities assumed, as well as asset lives, can materially impact results of operations. Estimated fair values are based on information available near the acquisition date and on expectations and assumptions that have been deemed reasonable by management.

There are several methods that can be used to determine the fair value of assets acquired and liabilities assumed. For intangible assets, the Company typically uses the “income method”. This method is based on the forecast of the expected future cash flows adjusted to present value by applying an appropriate discount rate that reflects the risk factors associated with the cash flow streams. Some of the more significant estimates and assumptions inherent in the income method or other methods include: the amount and timing of projected future cash flows; the discount rate selected to measure the risks inherent in the future cash flows (weighted average cost of capital); the assessment of the asset’s life cycle and the competitive trends impacting the asset, including consideration of any technical, legal, regulatory, or economic barriers to entry.

The most common purchase accounting adjustments relate to the following assets and liabilities:

•        The fair value of identifiable intangible assets (generally, patents, customer relationships and favorable and unfavorable contracts) is estimated as described above.

•        Property, plant and equipment is recorded at fair value, or, if fair value is not available, depreciated replacement cost.

•        The fair value of pension and other post-employment benefits is determined separately for each plan using actuarial assumptions valid as of the acquisition date relating to the population of employees involved and the fair value of plan assets.

•        Inventories are estimated based on expected selling prices at the date of acquisition reduced by an estimate of selling expenses and a normal profit margin.

•        Adjustments to deferred tax assets and liabilities of the acquiree are recorded to reflect purchase price adjustments, other than goodwill.

Determining the estimated useful lives of tangible and intangible assets acquired requires judgment, as different types of assets will have different useful lives and certain intangible assets may be considered to have indefinite useful lives.

Deferred tax assets

ArcelorMittal records deferred tax assets and liabilities based on the differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax bases. Deferred tax assets are also recognized for the estimated future effects of tax losses carried forward. ArcelorMittal reviews the deferred tax assets in the different jurisdictions in which it operates periodically to assess the possibility of realizing such assets based on projected taxable profit, the expected timing of the reversals of existing temporary differences, the carry forward period of temporary differences and tax losses carried forward and the implementation of tax-planning strategies.

Due to the numerous variables associated with these judgments and assumptions, both the precision and reliability of the resulting estimates of the deferred tax assets are subject to substantial uncertainties.

Note 20 to ArcelorMittal’s consolidated financial statements describes the total deferred tax assets recognized in the consolidated statements of financial position and the estimated future taxable income required to utilize the recognized deferred tax assets.

Provisions for pensions and other post employment benefits

ArcelorMittal’s Operating Subsidiaries have different types of pension plans for their employees. Also, some of the Operating Subsidiaries offer other post-employment benefits, principally post-employment medical care. The expense associated with these pension plans and post-employment benefits, as well as the carrying amount of the related liability/asset on the consolidated statements of financial position is based on a number of assumptions and factors such as discount rates, expected rate of compensation increase, healthcare cost trend rates, mortality rates, and retirement rates.

•         Discount rates – The discount rate is based on several high quality corporate bond indexes and yield curves in the appropriate jurisdictions (rated AA or higher by a recognized rating agency). Nominal interest rates vary worldwide due to exchange rates and local inflation rates.

•         Rate of compensation increase – The rate of compensation increase reflects actual experience and the Company’s long-term outlook, including contractually agreed upon wage rate increases for represented hourly employees.

•         Healthcare cost trend rate – The healthcare cost trend rate is based on historical retiree cost data, near-term healthcare outlook, including appropriate cost control measures implemented by the Company, and industry benchmarks and surveys.

•         Mortality and retirement rates – Mortality and retirement rates are based on actual and projected plan experience.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to other comprehensive income in the period in which they arise.

Note 24 to ArcelorMittal’s consolidated financial statements details the net liabilities of pension plans and other post-employment benefits including a sensitivity analysis illustrating the effects of changes in assumptions.

Environmental and other contingencies

ArcelorMittal is subject to changing and increasingly stringent environmental laws and regulations concerning air emissions, water discharges and waste disposal, as well as certain remediation activities that involve the clean-up of soil and groundwater. ArcelorMittal is currently engaged in the investigation and remediation of environmental contamination at a number of its facilities. Most of these are legacy obligations arising from acquisitions. ArcelorMittal recognizes a liability for environmental remediation when it is more likely than not that such remediation will be required and the amount can be estimated.

The estimates of loss contingencies for environmental matters and other contingencies are based on various judgments and assumptions including the likelihood, nature, magnitude and timing of assessment, remediation and/or monitoring activities and the probable cost of these activities. In some cases, judgments and assumptions are made relating to the obligation or willingness and ability of third parties to bear a proportionate or allocated share of cost of these activities, including third parties who sold assets to ArcelorMittal or purchased assets from it subject to environmental liabilities. ArcelorMittal also considers, among other things, the activity to date at particular sites, information obtained through consultation with applicable regulatory authorities and third-party consultants and contractors and its historical experience with other circumstances judged to be comparable. Due to the numerous variables associated with these judgments and assumptions, and the effects of changes in governmental regulation and environmental technologies, both the precision and reliability of the resulting estimates of the related contingencies are subject to substantial uncertainties. As estimated costs to remediate change, the Company will reduce or increase the recorded liabilities through credits or charges in the consolidated statements of operations. ArcelorMittal does not expect these environmental issues to affect the utilization of its plants, now or in the future.

Impairment of tangible and intangible assets, including goodwill

At each reporting date, ArcelorMittal reviews the carrying amounts of its tangible and intangible assets (excluding goodwill) to determine whether there is any indication that the carrying amount of those assets may not be recoverable through continuing use. If any such indication exists, the recoverable amount of the asset (or cash generating unit) is reviewed in order to determine the amount of the impairment, if any. The recoverable amount is the higher of its net selling price (fair value reduced by selling costs) and its value in use.

In assessing its value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset (or cash-generating unit). For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs. The cash-generating unit is the smallest identifiable group of assets corresponding to operating units that generate cash inflows. If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, an impairment loss is recognized. An impairment loss is recognized as an expense immediately as part of operating income in the consolidated statements of operations.

In the case of permanently idled assets, the impairment is measured at the individual asset level. Otherwise, the Company’s assets are measured for impairment at the cash-generating unit level. In certain instances, the cash-generating unit is an integrated manufacturing facility which may also be an Operating Subsidiary. Further, a manufacturing facility may be operated in concert with another facility with neither facility generating cash flows that are largely independent from the cash flows of the other. In this instance, the two facilities are combined for purposes of testing for impairment. As of December 31, 2012, the Company determined it has 73 cash-generating units.

An impairment loss, related to tangible and intangible assets other than goodwill, recognized in prior years is reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. However, the increased carrying amount of an asset due to a reversal of an impairment loss will not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years. A reversal of an impairment loss is recognized immediately as part of operating income in the consolidated statements of operations.

Goodwill has been allocated at the level of the Company’s eight operating segments; the lowest level at which goodwill is monitored for internal management purposes. Goodwill is tested for impairment annually at the level of the groups of cash-generating units which correspond to the operating segments as of October 31, or whenever changes in circumstances indicate that the carrying amount may not be recoverable. See note 26 to ArcelorMittal’s consolidated financial statements for further discussion of the Company’s operating segments. Whenever the cash-generating units comprising the operating segments are tested for impairment at the same time as goodwill, the cash-generating units are tested first and any impairment of the assets is recorded prior to the testing of goodwill.

The recoverable amounts of the groups of cash-generating units are determined from the higher of its net selling price (fair value reduced by selling costs) or their value in use calculations, as described above. The key assumptions for the value in use calculations are those regarding the discount rates, growth rates and expected changes to selling prices and direct costs during the period. Management estimates discount rates using pre-tax rates that reflect current market rates for investments of similar risk. The growth rates are based on industry growth forecasts. Changes in selling prices and direct costs are based on historical experience and expectations of future changes in the market.

Cash flow forecasts are derived from the most recent financial budgets for the next five years. Beyond the specifically forecasted period, the Company extrapolates cash flows for the remaining years based on an estimated growth rate. This rate does not exceed the average long-term growth rate for the relevant markets. Once recognized, impairment losses recognized for goodwill are not reversed.

Flat Carbon Europe covers a wide flat carbon steel product portfolio including hot-rolled coil, cold-rolled coil, coated products, tinplate, plate and slab. It is the largest flat steel producer in Europe, with operations that range from Spain in the west to Romania in the east. Management believes that sales volumes, prices and discount rates are the key assumptions most sensitive to change. Flat Carbon Europe is substantially exposed to European markets, which are expected to be subject to weak macro economic conditions over the near and medium term. It is also exposed to export markets and international steel prices which are volatile, reflecting the cyclical nature of the global steel industry, developments in particular steel consuming industries, the cost of raw materials and macroeconomic trends, such as economic growth and foreign exchange rates.  Discount rates may be affected by changes in countries’ specific risks. Future projections anticipate stable sales volumes in 2013 compared to 2012 (26.0 million tonnes for the year ended December 31, 2012) with steady improvements thereafter, without reaching the sales volume achieved prior to the crisis of 2008/2009 (33.5 million tonnes for the year ended December 31, 2008). Average selling prices are expected to decrease slightly while the margins are expected to recover partially over the period due to an expected downward trend regarding raw material prices and expected improvements in production costs associated with variable and fixed cost reduction plans identified by management and optimized operational footprint through announced closures and maximization of steel production. Discount rates are kept stable over the period.

Long Carbon Europe covers a wide range of long carbon steel products including billets, blooms, bars, special quality bars, wire rods, wire products, structural sections, rails and sheet piles. It has operations all over Europe from Spain to Romania and also in North Africa. Management believes that sales volumes, prices and discount rates are the key assumptions most sensitive to change. Long Carbon Europe is substantially exposed to European markets, which are expected to be subject to weak macro economic conditions over the near and medium term. It is also exposed to export markets and international steel prices which are volatile, reflecting the cyclical nature of the global steel industry, developments in particular steel consuming industries, the costs of raw materials and macroeconomic trends, such as economic growth and foreign exchange rates. Discount rates may be affected by changes in countries’ specific risks. Future projections anticipate a limited recovery of sales volumes in 2013 compared to 2012 (11.7 millions tonnes for the year ended December 31, 2012) with continuous improvements thereafter without reaching the sales volumes achieved prior to the crisis of 2008/2009 (15.0 million tonnes for the year ended December 31, 2008). Average selling prices are expected to decrease slightly while margins are expected to recover over the period due to an expected downward trend of raw material prices and the expected improvements in production costs associated with variable and fixed costs reduction plans identified by management and optimized operational footprint through announced closures and maximization of steel production. Discount rates are kept stable over the period.

Distribution Solutions is primarily an in-house trading and distribution arm of ArcelorMittal. It also provides value-added customized steel solutions through further steel processing to meet specific customer requirements. Management believes that sales volumes, gross margins and discount rates are the key assumptions most sensitive to change. Distribution Solutions is substantially exposed to European markets, which are expected to be subject to weak macro economic conditions over the near and medium term. Furthermore, gross margins may be temporarily impacted by the fluctuation and volatility between selling prices and the cost of inventories. Discount rates may be affected by changes in countries’ specific risks. Future projections anticipate a limited recovery of sales volumes in 2014 from the sales volumes achieved in 2012 (17.7 million tonnes for the year ended December 31, 2012) with steady improvements thereafter without reaching the sales volumes achieved prior to the crisis of 2008/2009 (19.1 million tonnes for the year ended December 31, 2008). Gross margins are expected to remain stable during the period. Discount rates are kept stable over the period.

Derivative financial instruments

The Company enters into derivative financial instruments principally to manage its exposure to fluctuation in interest rates, exchange rates, prices of raw materials, energy and emission rights allowances. Derivative financial instruments are classified as current assets or liabilities based on their maturity dates and are accounted for at trade date. Embedded derivatives are separated from the host contract and accounted for separately if required by IAS 39, “Financial Instruments: Recognition and Measurement”. The Company measures all derivative financial instruments based on fair values derived from market prices of the instruments or from option pricing models, as appropriate. Gains or losses arising from changes in fair value of derivatives are recognized in the consolidated statements of operations, except for derivatives that are highly effective and qualify for cash flow or net investment hedge accounting.

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a fair value hedge, along with the gain or loss on the hedged asset, liability, or unrecognized firm commitment of the hedged item that is attributable to the hedged risk, are recorded in the consolidated statements of operations.

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash flow hedge are recorded in other comprehensive income. Amounts deferred in equity are recorded in the consolidated statements of operations in the periods when the hedged item is recognized in the consolidated statements of operations and within the same line item.

The Company formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When a hedging instrument is sold, terminated, expires or is exercised, the accumulated unrealized gain or loss on the hedging instrument is maintained in equity until the forecasted transaction occurs. If the hedged transaction is no longer probable, the cumulative unrealized gain or loss, which had been recognized in equity, is reported immediately in the consolidated statements of operations.

Foreign currency differences arising on the translation of a financial liability designated as a hedge of a net investment in a foreign operation are recognized directly as a separate component of equity, to the extent that the hedge is effective. To the extent that the hedge is ineffective, such differences are recognized in the consolidated statements of operations.

Mining reserve estimates

Reserves are estimates of the amount of product that can be economically and legally extracted from the Company’s properties. In order to estimate reserves, estimates are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices and exchange rates.

Estimating the quantity and/or grade of reserves requires the size, shape and depth of ore bodies to be determined by analyzing geological data such as drilling samples. This process may require complex and difficult geological judgments to interpret the data.

In this annual report, the Company reports ore reserves in accordance with Industry Guide 7.  It also complies with the Canadian National Instrument NI43-101 requirements, which are based on the Canadian Institute of Mining and Metallurgy (CIM) Best Practice Guidelines and Standard Definitions for all its operations and projects.

Because the economic assumptions used to estimate reserves change from period to period, and because additional geological data is generated during the course of operations, estimates of reserves may change from period to period. Changes in reported reserves may affect the Company’s financial results and financial position in a number of ways, including the following:

•         Asset carrying amounts may be affected due to changes in estimated future cash flows.

•         Depreciation, depletion and amortization charged in the consolidated statements of operations may change where such charges are determined by the units of production basis, or where the useful economic lives of assets change.

•         Overburden removal costs recognized in the consolidated statements of financial position or charged to the consolidated statements of operations may change due to changes in stripping ratios or the units of production basis of depreciation.

•         Decommissioning, site restoration and environmental provisions may change where changes in estimated reserves affect expectations about the timing or cost of these activities.

•         The carrying amount of deferred tax assets may change due to changes in estimates of the likely recovery of the tax benefits.

•

A.    Operating Results

The following discussion and analysis should be read in conjunction with ArcelorMittal’s consolidated financial statements included in this annual report.

ArcelorMittal reports its operations in six reportable segments: Flat Carbon Americas, Flat Carbon Europe, Long Carbon Americas and Europe, Asia, Africa and CIS, Distribution Solutions and Mining, which was added as a separate reportable segment as from the first quarter of 2011.

Key Indicators

The key performance indicators that ArcelorMittal’s management uses to analyze operations are sales revenue, average steel selling prices, steel shipments, iron ore and coal production and operating income. Management’s analysis of liquidity and capital resources is driven by operating cash flows.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Sales, Steel Shipments, Average Steel Selling Prices and Mining Production

The following table provides a summary of ArcelorMittal’s sales, steel shipments, average steel selling prices and mining production by reportable segment for the year ended December 31, 2012 as compared to the year ended December 31, 2011:

		Sales for the Year ended December 31,[1]		Steel Shipments for the Year ended December 31,[2]		Changes in
	Segment	2011 (in $ millions)	2012 (in $ millions)	2011 (thousands of MT)	2012 (thousands of MT)	Sales (%)	Steel Shipments (%)	Average Steel Selling Price (%)
	Flat Carbon Americas	21,035	20,152	22,249	22,291	(4)	-	(4)
	Flat Carbon Europe	31,062	27,192	27,123	26,026	(12)	(4)	(12)
	Long Carbon Americas and Europe	25,165	21,882	23,869	22,628	(13)	(5)	(6)
	AACIS	10,779	10,051	12,516	12,830	(7)	3	(9)
	Distribution Solutions	19,055	16,294	18,360	17,693	(14)	(4)	(11)
	Mining	6,365	5,493	N/A	N/A	(14)	N/A	N/A
	Total	93,973	84,213	85,757	83,775	(10)	(2)	(8)

1	Amounts are prior to inter-company eliminations (except for total) and sales include non-steel sales.
2

Amounts are prior to inter-company eliminations and Distribution Solutions shipments are eliminated in consolidation as they primarily represent shipments originating from other ArcelorMittal operating subsidiaries.

		Year ended December 31,
	Mining shipments (million tonnes) [1]	2011	2012
	Total iron ore shipments [2]	51.6	54.4
	Iron ore shipped externally and internally and reported at market price [3]	28.0	28.8
	Iron ore shipped externally	9.0	10.4
	Iron ore shipped internally and reported at market price [3]	19.0	18.4
	Iron ore shipped internally and reported at cost-plus [3]	23.6	25.6

	Total coal shipments [4]	8.2	8.2
	Coal shipped externally and internally and reported at market price [3]	4.9	5.1
	Coal shipped externally	3.5	3.3
	Coal shipped internally and reported at market price [3]	1.4	1.8
	Coal shipped internally and reported at cost-plus [3]	3.3	3.1

1

There are three categories of sales: (1) “External sales”: mined product sold to third parties at market price; (2) “Market-priced tonnes”: internal sales of mined product to ArcelorMittal facilities reported at prevailing market prices; (3) “Cost-plus tonnes”:  internal sales of mined product to ArcelorMittal facilities on a cost-plus basis. The determinant of whether internal sales are reported at market price or reported at cost-plus is whether or not the raw material could practically be sold to third parties (i.e., there is a potential market for the product and logistics exist to access that market).

2

Total of all finished products of fines, concentrate, pellets and lumps and includes tonnes shipped externally and internally and reported at market price as well as tonnes shipped internally on a cost-plus basis.

3

Market-priced tonnes represent amounts of iron ore and coal from ArcelorMittal mines that could practically be sold to third parties.  Market-priced tonnes that are transferred from the Mining segment to the Company’s steel producing segments are reported at the prevailing market price.  Shipments of raw materials that do not constitute market-priced tonnes are transferred internally on a cost-plus basis.

4	Total of all finished products of coal and includes tonnes shipped externally and internally and reported at market price as well as tonnes shipped internally on a cost-plus basis.

				Year ended December 31,
	Iron ore production (million metric tonnes) [1]	Type	Product	2011	2012
	Own mines
	North America [2]	Open pit	Concentrate, lump, fines and pellets	29.7	30.3
	South America	Open pit	Lump and fines	5.3	4.1
	Europe	Open pit	Concentrate and lump	1.9	2.1
	Africa	Open pit / Underground	Fines	2.6	4.7
	Asia, CIS & Other	Open pit / Underground	Concentrate, lump, fines and sinter feed	14.6	14.7
	Total own iron ore production			54.1	55.9
	Strategic long-term contracts - iron ore
	North America [3]	Open pit	Pellets	4.6	7.6
	Africa [4]	Open pit	Lump and fines	6.5	4.7
	Total strategic long-term contracts - iron ore			11.1	12.3

	Total			65.2	68.1

1	Total of all finished production of fines, concentrate, pellets and lumps.
2	Includes own mines and share of production from Hibbing (United States, 62.30%) and Peña (Mexico, 50%).
3	Consists of a long-term supply contract with Cleveland Cliffs for purchases made at a previously set price, adjusted for changes in certain steel prices and inflation factors.
4

Includes purchases under a strategic agreement with Sishen/Thabazambi (South Africa). Prices for purchases under the July 2010 interim agreement with Kumba (as extended and amended several times) have been on a fixed-cost basis since March 1, 2010. Following an agreement reached on December 13, 2012, Sishen/Thabazambi supplies a maximal annual volume of 4.8 million tonnes of iron ore at an average price of $65 per tonne with effect from January 1, 2013.

				Year ended December 31,
	Coal production (million metric tonnes)			2011	2012
	Own mines
	North America			2.43	2.44
	Asia, CIS & Other			5.90	5.77
	Total own coal production			8.32	8.21
	North America [1]			0.32	0.36
	Africa [2]			0.30	0.35
	Total strategic long-term contracts - coal			0.62	0.72

	Total			8.94	8.93

1	Includes strategic agreement - prices on a fixed price basis.
2	Includes long term lease - prices on a cost-plus basis.

ArcelorMittal had sales of $84.2 billion for the year ended December 31, 2012, representing a decrease of 10% from sales of $94.0 billion for the year ended December 31, 2011.  In the first half of 2012, sales of $45.2 billion represented a 4% decrease from sales of $47.3 billion in the first half of 2011, primarily due to a drop in average steel prices and marginally lower shipments, resulting from weaker market conditions compared to 2011, particularly in Europe, and relative appreciation of the U.S. dollar. In the second half of 2012, sales of $39.0 billion represented a 16% and 14% decrease from sales of $46.7 billion and $45.2 billion in the second half of 2011 and in the first half of 2012, respectively, primarily driven by lower average steel prices and lower steel shipments, due to weak market conditions compared to the first half of 2011 and the first half of 2012.

ArcelorMittal had steel shipments of 83.8 million tonnes for the year ended December 31, 2012, representing a decrease of 2% from steel shipments of 85.8 million tonnes for the year ended December 31, 2011. Average steel selling price for the year ended December 31, 2012 decreased 8% compared to the year ended December 31, 2011 following the decrease in key raw material prices, demand contraction in Europe and economic slowdown in China. Average steel selling price in the first half of 2012 decreased by 6% from the same period in 2011, while average steel selling price in the second half of the year was down 11% from the same period in 2011.

ArcelorMittal had own iron ore production of 55.9 million tonnes for the year ended December 31, 2012, an increase of 3% as compared to 54.1 million tonnes for the year ended December 31, 2011. ArcelorMittal had own coking coal production of 8.2 million tonnes for the year ended December 31, 2012, a decrease of 1% as compared to 8.3 million tonnes for the year ended December 31, 2011.

Flat Carbon Americas

Sales in the Flat Carbon Americas segment were $20.2 billion for the year ended December 31, 2012, representing a decrease of 4% as compared to $21.0 billion for the year ended December 31, 2011. Sales decreased primarily due to a 4% decrease in average steel selling prices as shipments were relatively flat. Sales in the first half of 2012 were $10.6 billion, up 1% from the same period in 2011 primarily driven by a 3% increase in shipments partly offset by a 1% decrease in average steel selling prices, and in the second half of the year sales were $9.5 billion, down 10% from the same period in 2011 primarily driven by a 8% decrease in average steel selling prices along with a 3% decline in shipments.

Total steel shipments were 22.3 million tonnes for the year ended December 31, 2012 and remained flat compared to the year ended December 31, 2011. Shipments were 11.4 million tonnes in the first half of 2012, up 3% from the same period in 2011, while shipments in the second half of the year were 10.9 million tonnes, down 3% from the same period in 2011.

Average steel selling price decreased 4% for the year ended December 31, 2012 as compared to the year ended December 31, 2011. Average steel selling price in the first half of 2012 was down 1% from the same period in 2011, while average steel selling price in the second half of the year was down 8% from the same period in 2011.

Flat Carbon Europe

Sales in the Flat Carbon Europe segment were $27.2 billion for the year ended December 31, 2012, representing a decrease of 12% as compared to $31.1 billion for the year ended December 31, 2011. The decrease was primarily due to a 12% decrease in average steel selling price while steel shipments decreased by 4%. Sales in the first half of 2012 were $14.9 billion, down 9% from the same period in 2011, and in the second half of the year sales were $12.3 billion, down 17% from the same period in 2011.

Total steel shipments were 26.0 million tonnes for the year ended December 31, 2012, a decrease of 4% from steel shipments for the year ended December 31, 2011. Shipments were 14.2 million tonnes in the first half of 2012, down 2% from the same period in 2011, while shipments in the second half of the year were 11.8 million tonnes, down 6% from the same period in 2011.  The decrease in the second half of 2012 resulted in particular from market weakening and strong destocking activity in the fourth quarter.

Average steel selling price decreased 12% for the year ended December 31, 2012 as compared to the year ended December 31, 2011. The decline in average steel selling prices was mainly due to the weakening of the euro against the U.S. dollar, the reduction of raw material prices and demand contraction in Europe. Average steel selling price in the first half of 2012 was down 11% from the same period in 2011, while average steel selling price in the second half of the year was down 14% from the same period in 2011.

Long Carbon Americas and Europe

In the Long Carbon Americas and Europe segment, sales were $21.9 billion for the year ended December 31, 2012, representing a decrease of 13% from sales of $25.2 billion for the year ended December 31, 2011. The decrease was due both to a 6% decrease in average steel selling price along with a 5% decrease in steel shipments.  Sales in the first half of 2012 were $11.5 billion, down 9% from the same period in 2011, while sales in the second half of the year were $10.4 billion, down 17% from the same period in 2011.

Total steel shipments reached 22.6 million tonnes for the year ended December 31, 2012, a decrease of 5% from steel shipments for the year ended December 31, 2011. Shipments were 11.6 million tonnes in the first half of 2012, down 4% from the same period in 2011, while shipments in the second half of the year were 11.1 million tonnes, down 7% from same period in 2011.

Average steel selling price decreased 6% for the year ended December 31, 2012 as compared to the year ended December 31, 2011 primarily due to the weakening of local currency against the U.S. dollar; the increase in local average steel selling prices in Americas was fully offset by a decrease in Europe.  Average steel selling price in the first half of 2012 was down 4% from the same period in 2011, while average steel selling price in the second half of the year was down 8% from the same period in 2011.

AACIS

In the AACIS segment, sales were $10.1 billion for the year ended December 31, 2012, representing a decrease of 7% from sales of $10.8 billion for the year ended December 31, 2011. The decrease was primarily due to a 9% decrease in average selling price.  Sales in the first half of 2012 were $5.5 billion, up 1% from the same period in 2011, while sales in the second half of the year were $4.6 billion, down 14% from the same period in 2011.

Total steel shipments reached 12.8 million tonnes for the year ended December 31, 2012, an increase of 3% from steel shipments for the year ended December 31, 2011. Shipments were 6.7 million tonnes in the first half of 2012, up 4% from the same period in 2011, while shipments in the second half of the year were 6.2 million tonnes, up 1% from the same period in 2011.

Average steel selling price decreased 9% for the year ended December 31, 2012 as compared to the year ended December 31, 2011. This decrease was mainly related to the weakening of the South African rand against U.S. dollar, lower prices in CIS and African markets following lower raw material prices and economic slowdown in China resulting in lower prices in key markets. Average steel selling price in the first half of 2012 was down 5% from the same period in 2011, while average steel selling price in the second half of the year was down 14% from the same period in 2011.

Distribution Solutions

In the Distribution Solutions segment, sales were $16.3 billion for the year ended December 31, 2012, representing a decrease of 14% from sales of $19.1 billion for the year ended December 31, 2011. The decrease was primarily due to an 11% decrease in average steel selling price. Sales in the first half of 2012 were $8.7 billion, down 6% from the same period in 2011, while sales in the second half of the year were $7.6 billion, down 23% from the same period in 2011.

Total steel shipments reached 17.7 million tonnes for the year ended December 31, 2012, a decrease of 4% from steel shipments for the year ended December 31, 2011.  Shipments were 9.1 million tonnes in the first half of 2012, up 4% from the same period in 2011, while shipments in the second half of the year were 8.6 million tonnes, down 10% from the same period in 2011.

Average steel selling price decreased 11% for the year ended December 31, 2012 as compared to the year ended December 31, 2011. The decrease in average steel selling prices was mainly related to the weakening of the euro against the U.S. dollar, the decline in raw material prices and demand contraction in Europe. Average steel selling price in the first half of 2012 was down 9% from the same period in 2011, while average steel selling price in the second half of the year was down 13% from the same period in 2011.

Mining

In the Mining segment, sales were $5.5 billion for the year ended December 31, 2012, representing a decrease of 14% from sales of $6.4 billion for the year ended December 31, 2011. The decrease was primarily due to lower selling prices of iron ore and coal driven by a decrease in international prices, which was partially offset by higher shipments from own mines for both iron ore and coal.

Lower selling prices on marketable coal and iron ore sales (internal market-priced plus external sales) accounted for approximately $1.2 billion of the decrease in the mining segment sales. Sales in the first half of 2012 were $2.9 billion, up 4% from the same period in 2011, while sales in the second half of the year were $2.6 billion, down 26% from the same period in 2011 (iron ore prices were down 26% during the same reference period). Sales to external customers were $1.7 billion for the year ended December 31, 2012, representing a 12% increase compared to $1.5 billion for the year ended December 31, 2011. The increase is mainly due to higher shipment volumes of iron ore sold externally. Iron ore shipments to external customers increased 15% from 9 million tonnes in 2011 to 10.4 million tonnes in 2012, and coal shipments to external customers decreased by 5% from 3.5 million tonnes to 3.3 million tonnes. The increase in the volume of external sales of iron ore was due in part to the Company’s increasing marketing efforts in anticipation of increasing mining production. The Company expects the trend toward an increase in the external sales as a percentage of overall mining sales to continue in the near to mid-term. With respect to prices, for example, the average benchmark iron ore price per tonne in 2012 of $130.0 CFR China (62% Fe) and the average benchmark price for hard coking coal (Low Volatile peak-down) FOB Australia in 2012 of $191.0 per tonne were 22% and 35% lower than in 2011, respectively. It should be noted, however, that there may not be a direct correlation between benchmark prices and actual selling prices in various regions at a given time.

Operating Income (Loss)

The following table provides a summary of operating income (loss) and operating margin of ArcelorMittal for the year ended December 31, 2012, as compared with operating income and operating margin for the year ended December 31, 2011:

		Operating Income (Loss) for the Year ended December 31,[1]		Operating Margin
	Segment	2011 (in $ millions)	2012 (in $ millions)	2011 (%)	2012 (%)
	Flat Carbon Americas	1,445	1,010	7	5
	Flat Carbon Europe	(319)	(3,720)	(1)	(14)
	Long Carbon Americas and Europe	679	(514)	3	(2)
	AACIS	727	(79)	7	(1)
	Distribution Solutions	55	(688)	-	(4)
	Mining	2,578	1,209	41	22
	Total adjustments to segment operating income and other [2]	39	137	-	-
	Total consolidated operating income	5,204	(2,645)

1	Segment amounts are prior to inter-segment eliminations.
2

Total adjustments to segment operating income and other reflects certain adjustments made to operating income of the segments to reflect corporate costs, income from non-steel operations (e.g. energy, logistics and shipping services) and the elimination of stock margins between the segments. See table below.

		Year ended December 31,
		2011 (in $ millions)	2012 (in $ millions)
	Corporate and shared services [1]	(262)	(159)
	Real Estate and financial activities	154	54
	Shipping and logistics	73	32
	Provisions	89	47
	Intragroup stock margin eliminations [2]	19	219
	Depreciation and impairment	(34)	(56)
	Total adjustments to segment operating income and other	39	137

1	Includes primarily staff and other holding costs and results from shared service activities.
2

In 2012, inventory levels decreased as compared to 2011, which, combined with reduction in margins due to decrease in iron ore prices and increase in cost of production, resulted in lower intragroup-margin eliminations.

ArcelorMittal’s operating loss for the year ended December 31, 2012 was $2.6 billion, as compared with an operating income of $5.2 billion for the year ended December 31, 2011. The operating loss in 2012 reflected the $4.3 billion impairment of goodwill in the European businesses and $1.3 billion charges related to asset optimization (of which $0.7 billion of fixed asset impairment charges and $0.6 billion of restructuring charges) as well as price-cost squeeze during the year, primarily in steel, but also in mining, following reduction of raw material prices, demand contraction in Europe and economic slowdown in China.

Operating income in the first half of 2012 was lower than in the first half of 2011, slightly positive in the third quarter and then decreased to a significant operating loss in the fourth quarter of 2012, when the above-mentioned impairment loss was recognized. Cost of sales consists primarily of purchases of raw materials necessary for steel-making (iron ore, coke and coking coal, scrap and alloys), electricity, repair & maintenance costs, as well as direct labor costs, depreciation and impairment. Cost of sales for the year ended December 31, 2012 was $83.5 billion as compared to $85.2 billion for the year ended December 31, 2011. Excluding impairment losses of $5 billion described below, cost of sales decreased by 8% as a result of lower shipments and lower raw material prices. Selling, general and administrative expenses (“SG&A”) for the year ended December 31, 2012 were $3.3 billion as compared to $3.6 billion for the year ended December 31, 2011. SG&A remained relatively stable compared to sales as it represented 3.9% of sales for the year ended December 31, 2012 as compared to 3.8% for the year ended December 31, 2011.

Operating loss for the year ended December 31, 2012 included impairment losses of $5,035 million, which compared to impairment losses of $331 million for the year ended December 31, 2011. These impairment losses included a charge of $4,308 million with respect to goodwill in the European operating segments ($2,493 million, $1,010 million and $805 million for Flat Carbon Europe, Long Carbon Europe and Distribution Solutions, respectively), as a result of the downward revision of cash flow projections due to the weak macro economic and market environment in Europe and the expectation that this situation will persist over the near medium term. Impairment losses also included a charge of $222 million relating to facilities in Spain and North Africa in the Long Carbon Europe operating segment; in determining these expenses, the Company analyzed the recoverable amount of these facilities based on their value in use and determined that the recoverable amount from these facilities was less than their carrying amount. In connection with long term idled assets, the Company recorded an impairment loss of $505 million including $130 million related to the liquid phase at the Florange site of ArcelorMittal Atlantique et Lorraine in France (Flat Carbon Europe) and $61 million recorded in connection with the extended idling of the electric arc furnace and continuous caster at the Schifflange site of ArcelorMittal Rodange & Schifflange in Luxembourg (Long Carbon Europe). ArcelorMittal also recognized an impairment loss amounting to $296 million in respect of the intended permanent closure of the coke plant and six finishing lines at the Liège site of ArcelorMittal Belgium (Flat Carbon Europe). See “—Critical Accounting Policies and Uses of Judgments and Estimates—Impairment of Tangible and Intangible Assets, including Goodwill”.

Operating loss for the year ended December 31, 2012 was reduced by a net gain of $220 million recorded on the sale of carbon dioxide credits (the proceeds of which will be re-invested in energy saving projects), a non-cash gain of $566 million relating to unwinding of hedges on raw material purchases (see “—Overview—Impact of Exchange Rate Movements”), gains on disposal of Skyline Steel and the stake in Paul Wurth for $331 million and 242 million, respectively, and a curtailment gain of $285 million due to changes to the employee benefit plans at ArcelorMittal Dofasco.

Operating loss for the year ended December 31, 2012 was negatively impacted by restructuring costs associated with asset optimization, totaling $587 million, primarily affecting various Distribution Solutions entities, Flat Carbon Europe and Long Carbon Europe operations. Operating loss for the year ended December 31, 2012 was also negatively impacted by a charge of $72 million including one-time signing bonus and actuarial losses related to post retirement benefits following the conclusion of the new US labor agreement.

Flat Carbon Americas

Operating income for the Flat Carbon Americas segment amounted to $1.0 billion for the year ended December 31, 2012, compared to operating income of $1.4 billion for the year ended December 31, 2011. The decrease in operating income in 2012 generally reflected price-cost squeeze effects following lower average steel selling prices in North American operations. Operating income was also negatively impacted by the weaker market conditions in the international slab market and the South American markets which affected the results of the Mexican and Brazilian operations. Operating income for the segment amounted to $0.1 billion for the second half of the year, compared to operating income of $0.9 billion in the first half. The operating income in the second half of 2012 reflected the effect of a price-cost squeeze, especially in North America in the fourth quarter, in which the operating loss was substantially driven by a 6% decrease in average selling price as compared to the third quarter of 2012. Operating income for the first half of the year was positively impacted by the curtailment gain of $285 million resulting from the changes to the pension plan and health and dental benefits in ArcelorMittal Dofasco in Canada. Operating income for the second half of the year included a charge of $72 million related to a one-time signing bonus linked to post retirement benefits following the conclusion of the new US labor agreement.

Flat Carbon Europe

Operating loss for the Flat Carbon Europe segment for the year ended December 31, 2012 was $3.7 billion compared to operating loss of $0.3 billion for the year ended December 31, 2011. Operating loss for the segment amounted to $3.3 billion for the second half of the year, compared to operating loss of $0.4 billion in the first half of the year. Operating loss for the year ended December 31, 2012 occurred in a context of deterioration of the economic environment in Europe resulting in lower shipment volumes (-4%), lower average steel selling prices (-12%) and price-cost squeeze effects. The Flat Carbon Europe segment is particularly exposed to price-cost squeeze effects resulting from the overhang of high-cost raw material inventories and the negative impact of the time lag of passing along increases in cost to customers, as it does not have a significant amount of captive iron ore supply, and demand contraction in Europe, where apparent steel consumption declined by 9% in 2012 compared to 2011.

Flat Carbon Europe’s operating loss (particularly in the second half of the year) mainly resulted from a $2,493 million impairment charge of goodwill and $448 million impairment losses related to property, plant and equipment in the framework of asset optimization, of which $130 million in respect of the long term idling of the liquid phase at the Florange site of ArcelorMittal Atlantique et Lorraine in France and $296 million with respect to the intention to permanently close the coke plant and six finishing lines at the Liège site of ArcelorMittal Belgium. In addition, operating loss for the year ended December 31, 2012 was increased by restructuring costs amounting to $355 million as part of asset optimization, of which $231 million related to the closure of the primary facilities at the Liège site of ArcelorMittal Belgium and $64 million associated with separation schemes primarily relating to ArcelorMittal Poland. These charges were partially offset by a gain of $210 million recorded on the sale of carbon dioxide credits (the proceeds of which will be re-invested in energy saving projects) and a non-cash gain of $566 million relating to unwinding of hedges on raw material purchases.

Operating income for the year ended December 31, 2011 had been negatively impacted by impairment losses of $141 million relating to various idled facilities (including $85 million for the primary facilities of ArcelorMittal Liège Upstream, Belgium). These charges were offset by a gain of $93 million recorded on the sale of carbon dioxide credits (the proceeds of which will be re-invested in energy saving projects) and a non-cash gain of $600 million relating to unwinding of hedges on raw material purchases. In addition, operating income for the year ended December 31, 2011 had been negatively impacted by restructuring costs associated with asset optimization, totaling $143 million, primarily relating to Spanish entities.

Long Carbon Americas and Europe

Operating loss for the Long Carbon Americas and Europe segment for the year ended December 31, 2012 was $0.5 billion compared to operating income of $0.7 billion for the year ended December 31, 2011. The decrease in operating income in 2012 generally reflected the deterioration of the economic environment in Europe, resulting in lower shipment volumes (which were down 5%) and lower average steel selling prices (down 6%). Operating loss for the segment amounted to $1.0 billion for the second half of the year, compared to operating income of $0.5 billion in the first half of the year, primarily driven by an impairment charge of $1,010 million related to goodwill, lower steel shipment volumes and lower average selling price. European operations were particularly exposed to price-cost squeeze effects resulting from the overhang of high-cost raw material inventories and the negative impact of the time lag of passing along increases in cost to customers, as it does not have a significant amount of captive iron ore supply and to demand contraction in Europe.

Operating income for the year ended December 31, 2012 (in particular in the second half of 2012) was negatively impacted by an impairment charge of goodwill for $1,010 million and a net impairment charge of property, plant and equipment for $270 million, including $222 million related to Spanish and North African entities and $61 million related to the extended idling of the electric arc furnace and continuous caster at the Schifflange site in Luxembourg.

In addition, operating income for the year ended December 31, 2012 was negatively impacted by restructuring costs totaling $98 million associated with asset optimization, primarily in Spanish entities.

Operating income for the year ended December 31, 2011 was negatively impacted by impairment losses of $178 million of which $151 million related to the extended idling of the ArcelorMittal Madrid electric arc furnace. In addition, operating income for the year ended December 31, 2011 was negatively impacted by restructuring costs associated with asset optimization, totaling $37 million.

AACIS

Operating loss for the AACIS segment for the year ended December 31, 2012 was $0.1 billion, compared to operating income of $0.7 billion for the year ended December 31, 2011. Lower profitability in 2012 was primarily due to lower average steel selling prices, which declined 9% compared to 2011. Operating loss for the segment amounted to $48 million for the second half of the year, compared to $31 million in the first half. Operating income in the second half included the gain on disposal of Paul Wurth for $242 million. Excluding this gain, profitability decreased significantly during the second half of 2012 and in particular in the fourth quarter due to negative price-cost squeeze and lower volumes sold.

Distribution Solutions

Operating loss for the Distribution Solutions segment for the year ended December 31, 2012 was $0.7 billion, compared to operating income of $0.1 billion for the year ended December 31, 2011. Operating loss for the year ended December 31, 2012 was mainly related to a $805 million goodwill impairment charge. The decrease in operating income in 2012 generally reflected the effect of lower average steel selling prices and negative price-cost impacts in the context of deteriorated economic conditions in Europe. Operating loss for the segment amounted to $1.0 billion for the second half of the year, compared to operating income of $0.3 billion in the first half of 2012, primarily as a result of the impairment charge recorded in the second half of 2012. Operating loss for the year ended December 31, 2012 also included restructuring charges of $127 million relating to asset optimization and the $331 million gain on disposal of Skyline Steel.

Operating income for the year ended December 31, 2011 had been negatively impacted by restructuring costs associated with asset optimization, totaling $40 million across various entities.

Mining

Operating income for the Mining segment for the year ended December 31, 2012 was $1.2 billion, compared to operating income of $2.6 billion for the year ended December 31, 2011. The 54% decrease in operating income in 2012 generally reflected lower iron ore and coal selling prices and higher input costs.  In terms of selling prices, as noted above, the average reference price of iron ore decreased from $167.59/tonne CFR China for 62% Fe in 2011 to $130/tonne in 2012. Iron ore marketable volume for the year ended December 31, 2012 was 28.8 million tonnes, compared to 28.0 million tonnes for the year ended December 31, 2011. Coal marketable volume for the year ended December 31, 2012 was stable at 5.1 million tonnes, compared to 4.9 million tonnes for the year ended December 31, 2011. Cost of sales increased from $3.7 billion to $4.0 billion, an increase of 8% primarily due to higher shipments and higher input cost.

Operating income for the segment amounted to $0.4 billion for the second half of the year, compared to $0.8 billion in the first half. The decrease in the second half of 2012 was primarily driven by lower iron ore and coal selling prices as well as lower shipments of marketable volumes (internal transfers reported at market price and external sales) from own mines for iron ore.

Income from Investments in Associates and Joint Ventures

ArcelorMittal recorded income of $0.2 billion from investments in associates and joint ventures for the year ended December 31, 2012, as compared with income from investments in associates and joint ventures of $0.6 billion for the year ended December 31, 2011. Income for the year ended December 31, 2012 was lower compared to 2011 due to losses from Chinese investees and impacts of disposals.  It included a net gain of $101 million on the disposal of a 6.25% stake in Erdemir and an impairment loss of $185 million, reflecting the reduction of the carrying amount of the investment in Enovos to the net proceeds from the sale. Income for the year ended December 31, 2011 included an impairment loss of $107 million, reflecting the reduction of the carrying amount of the investment in Macarthur Coal to the net proceeds from the sale, as a result of the Company’s withdrawal from the joint venture with Peabody Energy to acquire ownership of Macarthur Coal.

Financing Costs-Net

Net financing costs include net interest expense, revaluation of financial instruments, net foreign exchange income/expense (i.e., the net effects of transactions in a foreign currency other than the functional currency of a subsidiary) and other net financing costs (which mainly include bank fees, accretion of defined benefit obligations and other long term liabilities). Net financing costs were relatively stable for the year ended December 31, 2012, at $2.9 billion, as compared with $3.0 billion for the year ended December 31, 2011.

Net interest expense (interest expense less interest income) was $1.9 billion for the year ended December 31, 2012 as compared to $1.8 billion for the year ended December 31, 2011. Interest expense was slightly higher for the year ended December 31, 2012 at $2.0 billion, compared to interest expense of $1.9 billion for the year ended December 31, 2011, primarily due to increased costs following the rating downgrades in August, November and December resulting in step-ups in the interest rate payable on most of the Company’s outstanding bonds. Interest income for the year ended December 31, 2012 amounted to $0.2 billion, compared to $0.1 billion for the year ended December 31, 2011.

Foreign exchange and other net financing costs (which include bank fees, interest on pensions, impairment of financial instruments and fair value adjustments of derivative instruments) remained stable; they amounted to $0.9 billion for the year ended December 31, 2012 as compared to costs of $1.2 billion for the year ended December 31, 2011. While these costs were relatively stable from year to year, there were significant variations from quarter to quarter, resulting from the impact of fluctuation in the €/$ exchange rate on the Company’s euro denominated debt (translation effect).

Income Tax Expense (Benefit)

ArcelorMittal recorded an income tax benefit of $1.9 billion for the year ended December 31, 2012, compared to an  income tax expense of $0.9 billion for the year ended December 31, 2011. The full year 2012 income tax benefit of $1.9 billion was primarily driven by deferred tax benefits recognized on write-downs of the value of shares of consolidated subsidiaries in Luxembourg, partially offset by reversal of deferred taxes in Europe and South America. For additional information related to ArcelorMittal’s income taxes, see Note 20 to ArcelorMittal’s consolidated financial statements.

ArcelorMittal’s consolidated income tax expense (benefit) is affected by the income tax laws and regulations in effect in the various countries in which it operates and on the pre-tax results of its subsidiaries in each of these countries, which can vary from year to year. ArcelorMittal operates in jurisdictions, mainly in Eastern Europe and Asia, that have a structurally lower corporate income tax rate than the statutory tax rate as in effect in Luxembourg (28.8% until December 31, 2012 – 29.22% as from 2013), and enjoys, mainly in Western Europe, structural (permanent) tax advantages such as notional interest deduction and tax credits. The income reported through the Company’s finance centers located principally in Belgium and Dubai is not taxable.

The statutory income tax expense (benefit) and the statutory income tax rates of the countries that most significantly resulted in the tax expense (benefit) at statutory rate for each of the years ended December 31, 2011 and 2012 are as set forth below:

	2011		2012
	Statutory income tax	Statutory income tax rate	Statutory income tax	Statutory income tax rate
United States	180	35.00%	133	35.00%
Argentina	30	35.00%	43	35.00%
France	(139)	34.43%	(312)	34.43%
Brazil	(14)	34.00%	(124)	34.00%
Belgium	617	33.99%	(44)	33.99%
Germany	(135)	30.30%	(225)	30.30%
Spain	(261)	30.00%	(253)	30.00%
Luxembourg	(534)	28.80%	(1 343)	29.22%
Mexico	114	28.00%	71	28.00%
South Africa	9	28.00%	(24)	28.00%
Canada	245	26.90%	174	26.90%
Algeria	(25)	25.00%	(21)	25.00%
Russia	7	20.00%	18	20.00%
Kazakhstan	114	20.00%	13	20.00%
Czech Republic	2	19.00%	19	19.00%
Poland	(4)	19.00%	(23)	19.00%
Romania	(30)	16.00%	(4)	16.00%
Ukraine	28	16.00%	(58)	16.00%
Dubai	-	0.00%	-	0.00%
Others	(113)		(156)
Total	91		(2,116)

Note: The statutory tax rates are the rates enacted or substantively enacted by the end of the respective period.

Non-Controlling Interests

Net loss attributable to non-controlling interests was $117 million for the year ended December 31, 2012, as compared with net loss attributable to non-controlling interests of $3 million for the year ended December 31, 2011. The increase relates to lower income in subsidiaries with non-controlling interests, particularly in Africa.

Discontinued Operations

Net income from discontinued operations (i.e., the Company’s stainless steel business, which was spun-off into a separate company, Aperam, whose shares were distributed to ArcelorMittal shareholders in the first quarter of 2011) for the year ended

December 31, 2012 was nil compared to $461 million for the year ended December 31, 2011, including $42 million of the post-tax net results contributed by the stainless steel business prior to the completion of the spin-off on January 25, 2011.  The balance of $419 million represents a one-time income from the recognition through the consolidated statements of operations of gains/losses relating to the demerged assets previously recognized in equity.

Net Income Attributable to Equity Holders of the Parent

ArcelorMittal’s net loss attributable to equity holders of the parent for the year ended December 31, 2012 amounted to $3.3 billion compared to net income attributable to equity holders of $2.4 billion for the year ended December 31, 2011, for the reasons discussed above.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Sales, Steel Shipments, Average Steel Selling Prices and Mining Production

The following table provides a summary of ArcelorMittal’s sales, steel shipments, average steel selling prices and mining production by reportable segment for the year ended December 31, 2011 as compared to the year ended December 31, 2010:

		Sales for the Year ended December 31,[1]		Steel Shipments for the Year ended December 31,[2]		Changes in
	Segment	2010 (in $ millions)	2011 (in $ millions)	2010 (thousands of MT)	2011 (thousands of MT)	Sales (%)	Steel Shipments (%)	Average Steel Selling Price (%)
	Flat Carbon Americas	17,684	21,035	21,028	22,249	19	6	14
	Flat Carbon Europe	25,550	31,062	27,510	27,123	22	(1)	20
	Long Carbon Americas and Europe	21,315	25,165	23,148	23,869	18	3	17
	AACIS	9,706	10,779	13,266	12,516	11	(6)	21
	Distribution Solutions	15,744	19,055	18,173	18,360	21	1	19
	Mining	4,465	6,365	N/A	N/A	43	N/A	N/A
	Total	78,025	93,973	84,952	85,757	20	1	18

1	Amounts are prior to inter-company eliminations (except for total) and sales include non-steel sales.
2

Amounts are prior to inter-company eliminations and Distribution Solutions shipments are eliminated in consolidation as they primarily represent shipments originating from other ArcelorMittal operating subsidiaries.

		Year ended December 31,
	Mining shipments (million tonnes) [1]	2010	2011
	Total iron ore shipments [2]	46.7	51.6
	Iron ore shipped externally and internally and reported at market price [3]	25.2	28.0
	Iron ore shipped externally	7.0	9.0
	Iron ore shipped internally and reported at market price [3]	18.2	19.0
	Iron ore shipped internally and reported at cost-plus [3]	21.6	23.6

	Total coal shipments [4]	6.6	8.2
	Coal shipped externally and internally and reported at market price [3]	3.4	4.9
	Coal shipped externally	2.1	3.5
	Coal shipped internally and reported at market price [3]	1.3	1.4
	Coal shipped internally and reported at cost-plus [3]	3.2	3.3

1

There are three categories of sales: (1) “External sales”: mined product sold to third parties at market price; (2) “Market-priced tonnes”: internal sales of mined product to ArcelorMittal facilities reported at prevailing market prices; (3) “Cost-plus tonnes”:  internal sales of mined product to ArcelorMittal facilities on a cost-plus basis. The determinant of whether internal sales are reported at market price or reported at cost-plus is whether or not the raw material could practically be sold to third parties (i.e., there is a potential market for the product and logistics exist to access that market).

2

Total of all finished products of fines, concentrate, pellets and lumps and includes tonnes shipped externally and internally and reported at market price as well as tonnes shipped internally on a cost-plus basis.

3

Market-priced tonnes represent amounts of iron ore and coal from ArcelorMittal mines that could practically be sold to third parties.  Market-priced tonnes that are transferred from the Mining segment to the Company’s steel producing segments are reported at the prevailing market price.  Shipments of raw materials that do not constitute market-priced tonnes are transferred internally on a cost-plus basis.

4	Total of all finished products of coal and includes tonnes shipped externally and internally and reported at market price as well as tonnes shipped internally on a cost-plus basis.

				Year ended December 31,
	Iron ore production (million metric tonnes) [1]	Type	Product	2010	2011
	Own mines
	North America [2]	Open pit	Concentrate and pellets	27.8	29.7
	South America	Open pit	Lump and sinter feed	4.9	5.3
	Europe	Open pit	Lump and fines	1.4	1.9
	Africa	Open pit / Underground	Lump and fines	1.1	2.6
	Asia, CIS & Other	Open pit / Underground	Concentrate, lump and fines	13.8	14.6
	Total own iron ore production			48.9	54.1
	Strategic long-term contracts - iron ore
	North America [3]	Open pit	Pellets	12.5	4.6
	Africa [4]	Open pit	Lump and fines	7.0	6.5
	Total strategic long-term contracts - iron ore			19.6	11.1

	Total			68.5	65.2

1	Total of all finished production of fines, concentrate, pellets and lumps.
2	Includes own mines and share of production from Hibbing (United States, 62.30%) and Peña (Mexico, 50%).
3	Consists of a long-term supply contract with Cleveland Cliffs for purchases made at a previously set price, adjusted for changes in certain steel prices and inflation factors.
4

Includes purchases under a strategic agreement with Sishen/Thabazambi (South Africa). Since 2010, the parties have reached a series of interim agreements providing for the sale of iron ore on a fixed-cost basis. See "Item 8A—Consolidated Financial Statements and Other Financial Information—Legal Proceedings—Other Legal Claims—South Africa".

				Year ended December 31,
	Coal production (million metric tonnes)			2010	2011
	Own mines
	North America			2.25	2.43
	Asia, CIS & Other			4.71	5.90
	Total own coal production			6.96	8.32
	North America [1]			0.22	0.32
	Africa [2]			0.21	0.30
	Total strategic long-term contracts - coal			0.43	0.62

	Total			7.39	8.94

1	Includes strategic agreement - prices on a fixed price basis.
2	Includes long term lease - prices on a cost-plus basis.

ArcelorMittal had sales of $94.0 billion for the year ended December 31, 2011, representing an increase of 20% from sales of $78.0 billion for the year ended December 31, 2010.  In the first half of 2011, sales of $47.3 billion represented a 26% increase from sales of $37.6 billion in the first half of 2010, due to a strong rise in steel prices and a more modest rise in steel shipments, resulting from the global economic recovery and improved steel demand compared to the same period a year earlier. In the second half of 2011, sales of $46.7 billion represented a 15% increase from sales of $40.4 billion in the second half of 2010, primarily driven by higher average steel selling prices as well as higher sales of mining products.

ArcelorMittal had steel shipments of 85.8 million tonnes for the year ended December 31, 2011, representing an increase of 1% from steel shipments of 85.0 million tonnes for the year ended December 31, 2010. Average steel selling price for the year ended December 31, 2011 increased 18% compared to the year ended December 31, 2010 following the increase in key raw material prices. Average steel selling price in the first half of 2011 was up 23% from the same period in 2010, while average steel selling price in the second half of the year was up 13% from the same period in 2010 (notwithstanding a 6% decrease in average steel selling price in the fourth quarter of 2011 compared to the third quarter of 2011).

ArcelorMittal had own iron ore production of 54.1 million tonnes for the year ended December 31, 2011, an increase of 11% as compared to 48.9 million tonnes for the year ended December 31, 2010. ArcelorMittal had own coking coal production of 8.3 million tonnes for the year ended December 31, 2011, an increase of 20% as compared to 7.0 million tonnes for the year ended December 31, 2010.

Flat Carbon Americas

Sales in the Flat Carbon Americas segment were $21.0 billion for the year ended December 31, 2011, representing an increase of 19% as compared to $17.7 billion for the year ended December 31, 2010. Sales increased primarily due to a 6% increase in steel shipments and a 14% increase in average steel selling price. Sales in the first half of 2011 were $10.5 billion, up 21% from the same period in 2010, and in the second half of the year sales were also $10.5 billion, up 17% from the same period in 2010.

Total steel shipments were 22.2 million tonnes for the year ended December 31, 2011, an increase of 6% from steel shipments for the year ended December 31, 2010. Shipments were 11.1 million tonnes in the first half of 2011, up 4% from the same period in 2010, while shipments in the second half of the year were 11.2 million tonnes, up 7% from the same period in 2010.  Shipments nonetheless declined in the fourth quarter of 2011 compared to the third quarter of 2011.

Average steel selling price increased 14% for the year ended December 31, 2011 as compared to the year ended December 31, 2010. Average steel selling price in the first half of 2011 was up 17% from the same period in 2010, while average steel selling price in the second half of the year was up 12% from the same period in 2010 (notwithstanding a 5% decrease in average selling price in the fourth quarter of 2011 compared to the third quarter of 2011).

Flat Carbon Europe

Sales in the Flat Carbon Europe segment were $31.1 billion for the year ended December 31, 2011, representing an increase of 22% as compared to $25.6 billion for the year ended December 31, 2010. The increase was primarily due to a 20% increase in average steel selling price, while steel shipments decreased by 1%. Sales in the first half of 2011 were $16.4 billion, up 31% from the same period in 2010, and in the second half of the year sales were $14.7 billion, up 12% from the same period in 2010.

Total steel shipments reached 27.1 million tonnes for the year ended December 31, 2011, a decrease of 1% from steel shipments for the year ended December 31, 2010. Shipments were 14.6 million tonnes in the first half of 2011, up 1% from the same period in 2010, while shipments in the second half of the year were 12.6 million tonnes, down 4% from the same period in 2010.  The decrease in the second half of 2011 resulted in particular from market weakening and strong destocking activity in the fourth quarter.

Average steel selling price increased 20% for the year ended December 31, 2011 as compared to the year ended December 31, 2010. Average steel selling price in the first half of 2011 was up 27% from the same period in 2010, while average steel selling price in the second half of the year was up 12% from the same period in 2010 (notwithstanding a 7% decrease in average selling price in the fourth quarter of 2011 compared to the third quarter of 2011).

Long Carbon Americas and Europe

In the Long Carbon Americas and Europe segment, sales were $25.2 billion for the year ended December 31, 2011, representing an increase of 18% from sales of $21.3 billion for the year ended December 31, 2010. The increase was primarily due to a 17% increase in average steel selling price along with a 3% increase in steel shipments. Sales in the first half of 2011 were $12.6 billion, up 23% from the same period in 2010, while sales in the second half of the year were $12.6 billion, up 14% from the same period in 2010.

Total steel shipments reached 23.9 million tonnes for the year ended December 31, 2011, an increase of 3% from steel shipments for the year ended December 31, 2010. Shipments were 12.0 million tonnes in the first half of 2011, up 3% from the same period in 2010, while shipments in the second half of the year were 11.8 million tonnes, up 3% from same period in 2010.  Steel shipments nonetheless decreased in the fourth quarter of 2011 compared to the third quarter, particularly due to the summer holiday period in Brazil and lower demand in North America and Europe.

Average steel selling price increased 17% for the year ended December 31, 2011 as compared to the year ended December 31, 2010. Average steel selling price in the first half of 2011 was up 22% from the same period in 2010, while average steel selling price in the second half of the year was up 12% from the same period in 2010 (notwithstanding a 6% decrease in average selling price in the fourth quarter of 2011 compared to the third quarter of 2011).

AACIS

In the AACIS segment, sales were $10.8 billion for the year ended December 31, 2011, representing an increase of 11% from sales of $9.7 billion for the year ended December 31, 2010. The increase was primarily due to a 21% increase in average selling price. Sales in the first half of 2011 were $5.4 billion, up 17% from the same period in 2010, while sales in the second half of the year were $5.4 billion, up 6% from the same period in 2010.

Total steel shipments reached 12.5 million tonnes for the year ended December 31, 2011, a decrease of 6% from steel shipments for the year ended December 31, 2010. Shipments were 6.4 million tonnes in the first half of 2011, down 3% from the same period in 2010, while shipments in the second half of the year were 6.1 million tonnes, down 9% from the same period in 2010, due primarily to operational issues at ArcelorMittal South Africa and ArcelorMittal Kryviy Rih.

Average steel selling price increased 21% for the year ended December 31, 2011 as compared to the year ended December 31, 2010. Average steel selling price in the first half of 2011 was up 24% from the same period in 2010, while average steel selling price in the second half of the year was up 19% from the same period in 2010 (notwithstanding an 8% decrease in average selling price in the fourth quarter of 2011 compared to the third quarter of 2011).

Distribution Solutions

In the Distribution Solutions segment, sales were $19.1 billion for the year ended December 31, 2011, representing an increase of 21% from sales of $15.7 billion for the year ended December 31, 2010. The increase was primarily due to a 19% increase in average steel selling price. Sales in the first half of 2011 were $9.3 billion, up 24% from the same period in 2010, while sales in the second half of the year were $9.8 billion, up 18% from the same period in 2010.

Total steel shipments reached 18.4 million tonnes for the year ended December 31, 2011, an increase of 1% from steel shipments for the year ended December 31, 2010. Shipments were 8.8 million tonnes in the first half of 2011, down 2% from the same period in 2010, while shipments in the second half of the year were 9.6 million tonnes, up 4% from the same period in 2010.

Average steel selling price increased 19% for the year ended December 31, 2011 as compared to the year ended December 31, 2010. Average steel selling price in the first half of 2011 was up 26% from the same period in 2010, while average steel selling price in the second half of the year was up 14% from the same period in 2010 (notwithstanding a 6% decrease in average selling price in the fourth quarter of 2011 compared to the third quarter of 2011).

Mining

In the Mining segment, sales were $6.4 billion for the year ended December 31, 2011, representing an increase of 43% from sales of $4.5 billion for the year ended December 31, 2010. The increase was primarily due to higher selling prices of iron ore and coal driven by increases in international prices, as well as higher shipments from own mines for both iron ore and coal. Higher selling prices on marketable coal and iron ore sales (internal market-priced plus external sales) accounted for approximately $1.0 billion of the increase in the mining segment sales. Sales in the first half of 2011 were $2.8 billion, up 41% from the same period in 2010, while sales in the second half of the year were $3.6 billion, up 44% from the same period in 2010. Sales to external customers were $1.5 billion for the year ended December 31, 2011, representing a 30% increase compared to $1.2 billion for the year ended December 31, 2010. The increase is mainly due to higher shipment volumes and selling prices. Iron ore shipments to external customers increased 29% from 7 million tonnes in 2010 to 9 million tonnes in 2011, and coal shipments to external customers increased 65% from 2.1 million tonnes to 3.5 million tonnes. The increase in volume of external sales was due in part to the Company’s increasing marketing efforts in anticipation of increasing mining production. With respect to prices, for example, the average benchmark iron ore price per tonne of $167.59 CFR China and the average benchmark price for hard coking coal FOB Australia were 14.2% and 51% higher than in 2010, respectively. It should be noted, however, that there may be no direct correlation between benchmark prices and actual selling prices in various regions at a given time.

Operating Income (Loss)

The following table provides a summary of operating income (loss) and operating margin of ArcelorMittal for the year ended December 31, 2011, as compared with operating income and operating margin for the year ended December 31, 2010:

		Operating Income (Loss) for the Year ended December 31,[1]		Operating Margin
	Segment	2010 (in $ millions)	2011 (in $ millions)	2010 (%)	2011 (%)
	Flat Carbon Americas	892	1,445	5	7
	Flat Carbon Europe	496	(319)	2	(1)
	Long Carbon Americas and Europe	1 014	679	5	3
	AACIS	686	727	7	7
	Distribution Solutions	158	55	-	-
	Mining	1,635	2,578	37	41
	Total adjustments to segment operating income and other [2]	(1,098)	39	-	-
	Total consolidated operating income	3,783	5,204

1	Segment amounts are prior to inter-segment eliminations.
2

Total adjustments to segment operating income and other reflects certain adjustments made to operating income of the segments to reflect corporate costs, income from non-steel operations (e.g. energy, logistics and shipping services) and the elimination of stock margins between the segments. See table below.

		Year ended December 31,
		2010 (in $ millions)	2011 (in $ millions)
	Corporate and shared services [1]	(451)	(262)
	Real Estate and financial activities	(25)	154
	Shipping and logistics	17	73
	Provisions [2]	(233)	89
	Intragroup stock margin eliminations [3]	(284)	19
	Depreciation and impairment	(122)	(34)
	Total adjustments to segment operating income and other	(1,098)	39

1	Includes primarily staff and other holding costs and results from shared service activities.
2

The amount for 2010 includes an increase of $206 million related to commercial dispute in respect of which no legal action has commenced, as disclosed in Note 20 of the consolidated financial statements.

3

In 2010, inventory levels increased as compared to 2009, following improved economic and demand conditions, which, combined with sharp increase in iron ore and coking coal prices, resulted in lower intragroup-margin eliminations.

ArcelorMittal’s operating income for the year ended December 31, 2011 was $5.2 billion, as compared with an operating income of $3.8 billion for the year ended December 31, 2010. The rise in operating income in 2011 was primarily driven by a profitability improvement in Flat Carbon Americas and the Mining segment.

Operating income was higher in the first half of 2011 than in the second half of the year, due mainly to a price-cost squeeze in the second half resulting from an overhang of high-cost raw material inventories from the first half of the year and a time lag in passing along increases in costs to customers. See “—Key Factors Affecting Results of Operations”. Cost of sales consists primarily of purchases of raw materials necessary for steel-making (iron ore, coke and coking coal, scrap and alloys), electricity, repair & maintenance costs, as well as direct labor costs. Cost of sales for the year ended December 31, 2011 was $85.2 billion as compared to $70.9 billion for the year ended December 31, 2010. The increase was primarily due to higher prices of raw materials in 2011, in particular iron ore and coal. Selling, general and administrative expenses (“SG&A”) for the year ended December 31, 2011 were $3.6 billion as compared to $3.4 billion for the year ended December 31, 2010. SG&A represented 3.8% of sales for the year ended December 31, 2011 as compared to 4.3% for the year ended December 31, 2010. This reduction resulted from higher sales in 2011 compared to 2010.

Operating income for the year ended December 31, 2011 included impairment losses of $331 million, which compared to impairment losses of $525 million for the year ended December 31, 2010. These impairment losses included a charge of $178 million for the Long Carbon segment, of which $151 million relating to the extended idling of the ArcelorMittal Madrid electric arc furnace and a charge of $141 million relating to various idled facilities in the Flat Carbon Europe segment, including $85 million for the primary facilities of ArcelorMittal Liège Upstream, Belgium in connection with its intended closure. See “—Critical Accounting Policies and Uses of Judgments and Estimates—Impairment of Tangible and Intangible Assets, including Goodwill”. In determining these expenses, the Company took into account permanently idled assets, and with respect to other assets, analyzed the recoverable amount of these facilities based on their value in use and determined that the recoverable amount from these facilities was less than their carrying amount.

Operating income for the year ended December 31, 2011 was positively impacted by a net gain of $93 million recorded on the sale of carbon dioxide credits (the proceeds of which will be re-invested in energy saving projects), a non-cash gain of $600 million relating to unwinding of hedges on raw material purchases (see “—Overview—Impact of Exchange Rate Movements”) and $104

million related to reversal of provisions for litigation. Operating income for the year ended December 31, 2010 had been positively impacted by a gain of $140 million recorded on the sale of carbon dioxide credits and a non-cash gain of $354 million relating to unwinding of hedges on raw material purchases.

Operating income for the year ended December 31, 2011 was negatively impacted by restructuring costs associated with the implementation of asset optimization, totaling $219 million, primarily affecting Flat Carbon Europe and Long Carbon Europe operations, as well as various Distribution Solutions entities.

Flat Carbon Americas

Operating income for the Flat Carbon Americas segment amounted to $1.4 billion for the year ended December 31, 2011, compared to operating income of $0.9 billion for the year ended December 31, 2010. The rise in operating income in 2011 generally reflected higher steel shipments and higher average steel selling price, which were positively impacted by product mix improvement. Operating income for the segment amounted to $0.4 billion for the second half of the year, compared to $1.0 billion in the first half. The decrease in operating income in the second half of 2011 reflected the effect of a price-cost squeeze, especially in the fourth quarter in which operating income decreased substantially, driven primarily by a 5% decrease in average selling price as compared to the third quarter of 2011.

Flat Carbon Europe

Operating loss for the Flat Carbon Europe segment for the year ended December 31, 2011 was $0.3 billion compared to operating income of $0.5 billion for the year ended December 31, 2010. The decrease in operating income in 2011 reflected the effect of a significant price-cost squeeze and lower steel shipments primarily in the second half of 2011, as customers destocked and then adopted a “wait and see” attitude in light of market conditions and macro-economic uncertainty. Operating loss for the segment amounted to $0.7 billion for the second half of the year, compared to operating income of $0.4 billion in the first half of the year, primarily driven by lower steel shipment volumes and a significant price-cost squeeze.

Operating income for the year ended December 31, 2011 (in particular in the second half of 2011) was negatively impacted by impairment losses of $141 million relating to various idled facilities (including $85 million for the primary facilities of ArcelorMittal Liège Upstream, Belgium). These charges were offset by a gain of $93 million recorded on the sale of carbon dioxide credits (the proceeds of which will be re-invested in energy saving projects) and a non-cash gain of $600 million relating to unwinding of hedges on raw material purchases. Operating income for the year ended December 31, 2010 had been negatively impacted by impairment losses of $78 million primarily relating to idled downstream assets, offset by a net gain of $140 million recorded on the sale of carbon dioxide credits and a non-cash gain of $354 million relating to unwinding of hedges on raw material purchases.

In addition, operating income for the year ended December 31, 2011 (in particular in the second half of 2011) was negatively impacted by restructuring costs associated with the implementation of asset optimization, totaling $143 million, primarily relating to Spanish entities.

Long Carbon Americas and Europe

Operating income for the Long Carbon Americas and Europe segment for the year ended December 31, 2011 was $0.7 billion compared to $1.0 billion for the year ended December 31, 2010. The decrease in operating income in 2011 generally reflected the effect of a price-cost squeeze primarily from South American operations and particularly in the second half of the year. Operating income for the segment amounted to $0.1 billion for the second half of the year, compared to $0.6 billion in the first half of the year, primarily driven by lower steel shipment volumes and lower average selling price.

Operating income for the year ended December 31, 2011 (in particular in the second half of 2011) was negatively impacted by impairment losses of $178 million of which $151 million related to the extended idling of the ArcelorMittal Madrid electric arc furnace.

In addition, operating income for the year ended December 31, 2011 was negatively impacted by restructuring costs associated with the implementation of asset optimization, totaling $37 million.

AACIS

Operating income for the AACIS segment for the year ended December 31, 2011 remained flat at $0.7 billion, compared to the year ended December 31, 2010. Operating income in 2011 was positively affected by higher average steel selling prices, offset by lower steel shipments primarily driven by loss of production at South African and Ukrainian operations due to operational issues. Operating income for the segment amounted to $0.2 billion for the second half of the year, compared to $0.5 billion in the first half. The decrease in operating income in the second half of 2011 reflected primarily lower shipments for ArcelorMittal South Africa due to loss of production following operational issues as well as seasonality effects.

Distribution Solutions

Operating income for the Distribution Solutions segment for the year ended December 31, 2011 was $0.1 billion, compared to operating income of $0.2 billion for the year ended December 31, 2010. The decrease in operating income in 2011 generally reflected the effect of a price-cost squeeze in the distribution business. Operating loss for the segment amounted to $0.1 billion for the second half of the year, compared to operating income of $0.2 billion in the first half of 2011, primarily reflecting significant price-cost squeeze.

Operating income for the year ended December 31, 2010 had been negatively impacted by impairment losses of $113 million relating to impairment on certain subsidiaries, primarily reflecting the weak construction market.

Operating income for the year ended December 31, 2011 was negatively impacted by restructuring costs associated with the implementation of asset optimization, totaling $40 million across various entities.

Mining

Operating income for the Mining segment for the year ended December 31, 2011 was $2.6 billion, compared to operating income of $1.6 billion for the year ended December 31, 2010. The 58% rise in operating income in 2011 generally reflected higher iron ore and coal selling prices as well as higher shipments of marketable volumes (internal transfers reported at market price and external sales) from own mines for both iron ore and coal. In terms of selling prices, as noted above, the market price of iron ore and coal increased on average year-on-year. Iron ore marketable volume for the year ended December 31, 2011 was 28.0 million tonnes, compared to 25.2 million tonnes for the year ended December 31, 2010, representing an increase of 11%. Coal marketable volume for the year ended December 31, 2011 was 4.9 million tonnes, compared to 3.4 million tonnes for the year ended December 31, 2010, representing an increase of 45%. Cost of sales increased from $2.4 billion to $3.7 billion, an increase of 54% in line with higher shipments and higher input cost.

Operating income for the segment amounted to $1.4 billion for the second half of the year, compared to $1.2 billion in the first half.  The increase in the second half of 2011 was primarily driven by higher iron ore shipments from own mines, tempered in the fourth quarter by lower average selling prices following the change to the seaborne benchmarking pricing system impacting a substantial proportion of marketable volumes compared to the third quarter of 2011.

Operating income for the year ended December 31, 2010 had been negatively impacted by impairment losses of $305 million relating to the Company’s coal mines in Russia (including the disposal of the Anzherskaya mine).

Income from Investments in Associates and Joint Ventures

ArcelorMittal recorded income of $0.6 billion from investments in associates and joint ventures for the year ended December 31, 2011, as compared with income from investments in associates and joint ventures of $0.4 billion for the year ended December 31, 2010. Income for the year ended December 31, 2011 included an impairment loss of $107 million, reflecting the reduction of the carrying amount of the investment in Macarthur Coal to the net proceeds from the sale, as a result of the Company’s withdrawal from the joint venture with Peabody Energy to acquire ownership of Macarthur Coal.

Financing Costs-Net

Net financing costs include net interest expense, revaluation of financial instruments, net foreign exchange income/expense (i.e., the net effects of transactions in a foreign currency other than the functional currency of a subsidiary) and other net financing costs (which mainly include bank fees, accretion of defined benefit obligations and other long term liabilities). Net financing costs were 30% higher for the year ended December 31, 2011, at $3.0 billion, as compared with $2.3 billion for the year ended December 31, 2010.

Net interest expense (interest expense less interest income) was $1.8 billion for the year ended December 31, 2011 as compared to $1.4 billion for the year ended December 31, 2010. Interest expense increased to $1.9 billion for the year ended December 31, 2011, compared to interest expense of $1.6 billion for the year ended December 31, 2010, primarily due to the higher level of borrowing and the higher cost of bond financing compared to bank loans. Interest income for the year ended December 31, 2011 amounted to $0.1 billion, the same as the year ended December 31, 2010.

Foreign exchange and other net financing costs (which include bank fees, interest on pensions and impairments of financial instruments) were $1.2 billion for the year ended December 31, 2011 as compared with $1.3 billion for the year ended December 31, 2010, reflecting primarily foreign exchange impacts (in particular, the impact of USD appreciation and depreciation on euro-denominated debt).

Mark-to-market adjustments on the call option of the mandatory convertible bonds for the year ended December 31, 2011 were a gain of $42 million for the year ended December 31, 2011 compared to a gain of $0.4 billion for the year ended December 31, 2010. The 2011 effect related to the Company’s mandatory convertible bond while the 2010 effect related to convertible bonds issued by the

Company in the Spring of 2009. On April 1, 2009 and May 6, 2009, the Company issued approximately $2.5 billion of bonds convertible into its shares (€1.25 billion euro-denominated convertible bonds due 2014 (OCEANEs) and $800 million US dollar-denominated convertible bonds due 2014), which were determined to be hybrid instruments as defined by IFRS, with certain components of the contracts being embedded derivatives in accordance with IAS 39 and requiring, at each reporting period, changes in the fair value of the embedded derivatives (recorded at $597 million at inception) to be recorded in the consolidated statements of operations, resulting in gains or losses depending on marking to market.  In October 2009 and December 2010, respectively, the Company waived the cash settlement option with respect to its $800 million US dollar-denominated convertible bonds and undertook hedging transactions with respect to its euro-denominated convertible bonds, each of which actions had the effect of offsetting the mark-to-market adjustments on such bonds.  As a result, no additional mark-to-market gains or losses on the convertible bonds issued in April/May 2009 were recorded in 2011 or are expected going forward.  The Company’s call option on the mandatory convertible bond issued in December 2009 (see “Item 5B—Liquidity and Capital Resources—Financings--Other Outstanding Loans and Debt Securities”) remains subject to mark-to-market adjustments.

Loss related to the fair value of freight, commodity and other non foreign exchange and interest rate-related derivative instruments not qualifying for hedge accounting amounted to $10 million for the year ended December 31, 2011, as compared with a gain of $43 million for the year ended December 31, 2010.

Income Tax Expense (Benefit)

ArcelorMittal recorded a consolidated income tax expense of $0.9 billion for the year ended December 31, 2011, compared to a consolidated income tax benefit of $1.5 billion for the year ended December 31, 2010. The higher income tax of $0.9 billion for full year 2011 was primarily due to lower recognition of deferred tax assets following dividend upstreaming preventing interest deductibility in Luxembourg, partial reversal of deferred tax assets in our Belgian operations triggered by changes in local tax law and partial reversal of deferred tax assets in Spain imposed by time limitations for utilization of tax losses. For additional information related to ArcelorMittal’s income taxes, see Note 20 to ArcelorMittal’s consolidated financial statements.

ArcelorMittal’s consolidated income tax expense (benefit) is affected by the income tax laws and regulations in effect in the various countries in which it operates and on the pre-tax results of its subsidiaries in each of these countries, which can vary from year to year. ArcelorMittal operates in jurisdictions, mainly in Eastern Europe and Asia, that have a structurally lower corporate income tax rate than the statutory tax rate as in effect in Luxembourg (28.8%), and enjoys, mainly in Western Europe, structural (permanent) tax advantages such as notional interest deduction and tax credits. The income reported through the Company’s finance centers located principally in Belgium and Dubai is not taxable.

The statutory income tax expense (benefit) and the statutory income tax rates of the countries that most significantly resulted in the tax expense (benefit) at statutory rate for each of the years ended December 31, 2010 and 2011 are as set forth below:

	2010		2011
	Statutory income tax	Statutory income tax rate	Statutory income tax	Statutory income tax rate
United States	(132)	35.00%	180	35.00%
Argentina	46	35.00%	30	35.00%
France	33	34.43%	(139)	34.43%
Brazil	270	34.00%	(14)	34.00%
Belgium	817	33.99%	617	33.99%
Germany	(64)	30.30%	(135)	30.30%
Spain	(190)	30.00%	(261)	30.00%
Luxembourg	(2,249)	28.80%	(534)	28.80%
Mexico	52	28.00%	114	28.00%
South Africa	62	28.00%	9	28.00%
Canada	114	26.90%	245	26.90%
Algeria	(29)	25.00%	(25)	25.00%
Russia	(43)	20.00%	7	20.00%
Kazakhstan	55	20.00%	114	20.00%
Czech Republic	30	19.00%	2	19.00%
Poland	6	19.00%	(4)	19.00%
Romania	(21)	16.00%	(30)	16.00%
Ukraine	12	16.00%	28	16.00%
Dubai	-	0.00%	-	0.00%
Others	(47)		(113)
Total	(1,278)		91

Note: The statutory tax rates are the rates enacted or substantively enacted by the end of the respective period.

Non-Controlling Interests

Net loss attributable to non-controlling interests was $3 million for the year ended December 31, 2011, as compared with net income attributable to non-controlling interests of $89 million for the year ended December 31, 2010. The decrease relates to lower income in subsidiaries with non-controlling interests, particularly ArcelorMittal South Africa, due to the weakening of market conditions in 2011.

Discontinued Operations

Net income from discontinued operations (i.e., the Company’s stainless steel business, which was spun-off into a separate company, Aperam, whose shares were distributed to ArcelorMittal shareholders in the first quarter of 2011) for the year ended December 31, 2011 amounted to $461 million, including $42 million of the post-tax net results contributed by the stainless steel business prior to the completion of the spin-off on January 25, 2011.  The balance of $419 million represents a one-time income from the recognition through the consolidated statements of operations of gains/losses relating to the demerged assets previously recognized in equity.

Net Income Attributable to Equity Holders of the Parent

ArcelorMittal’s net income attributable to equity holders of the parent for the year ended December 31, 2011 decreased to $2.4 billion from net income attributable to equity holders of $3.0 billion for the year ended December 31, 2010, for the reasons discussed above.

B.    Liquidity and Capital Resources

ArcelorMittal’s principal sources of liquidity are cash generated from its operations and its credit facilities at the corporate level.

Because ArcelorMittal is a holding company, it is dependent upon the earnings and cash flows of, and dividends and distributions from, its operating subsidiaries to pay expenses and meet its debt service obligations. Significant cash or cash equivalent balances may be held from time to time at the Company’s international operating subsidiaries, including in particular those in France, where the Company maintains a cash management system under which most of its cash and cash equivalents are centralized, and in Algeria, Argentina, Brazil, China, Kazakhstan, Morocco, South Africa, Ukraine and Venezuela. Some of these operating subsidiaries have debt outstanding or are subject to acquisition agreements that impose restrictions on such operating subsidiaries’ ability to pay dividends, but such restrictions are not significant in the context of ArcelorMittal’s overall liquidity. Repatriation of funds from operating subsidiaries may also be affected by tax and foreign exchange policies in place from time to time in the various countries where the Company operates, though none of these policies is currently significant in the context of ArcelorMittal’s overall liquidity.

In management’s opinion, ArcelorMittal’s credit facilities are adequate for its present requirements.

As of December 31, 2012, ArcelorMittal’s cash and cash equivalents, including restricted cash and short-term investments, amounted to $4.5 billion as compared to $3.9 billion as of December 31, 2011. In addition, ArcelorMittal had available borrowing capacity of $10.0 billion under its credit facilities as of December 31, 2012 as compared to $8.6 billion as of December 31, 2011. ArcelorMittal also has a €1 billion (approximately $1.3 billion) commercial paper program (of which €0.1 billion or approximately $0.1 billion was outstanding as of December 31, 2012), and its policy has been to maintain availability under its credit facilities as back-up for its commercial paper program.

As of December 31, 2012, ArcelorMittal’s total debt, which includes long-term debt and short-term debt, was $26.3 billion, compared to $26.4 billion as of December 31, 2011. Net debt (defined as long-term debt plus short-term debt, less cash and cash equivalents and restricted cash) was $21.8 billion as of December 31, 2012, down from $22.5 billion at December 31, 2011. Most of the external debt is borrowed by the parent company on an unsecured basis and bears interest at varying levels based on a combination of fixed and variable interest rates. Gearing (defined as net debt divided by total equity) at December 31, 2012 was 43% as compared to 40% at December 31, 2011. Total debt remained stable period-on-period. Net debt decreased period-on-period primarily due to improvement in cash from operations, issuance of capital securities and cash proceeds from divestments.

The margin under ArcelorMittal’s principal credit facilities and certain of its outstanding bonds is subject to adjustment in the event of a change in its long-term credit ratings. Due, among other things, to the weak steel industry outlook and ArcelorMittal’s credit metrics and level of debt, Standard & Poor’s, Moody’s and Fitch downgraded the Company’s rating to below “investment grade” in August, November and December 2012, respectively, and Standard & Poor’s and Moody’s currently have ArcelorMittal’s credit rating on negative outlook. These downgrades triggered the interest rate “step-up” clauses in most of the Company’s outstanding bonds, resulting in an increased interest expense of $38 million in 2012. Regaining an investment grade rating is a strategic target for the Company.

ArcelorMittal’s principal credit facilities, which are the $6 billion revolving credit facility entered into on March 18, 2011 (the “$6 Billion Facility”), the $4 billion revolving credit facility entered into on May 6, 2010 (the “$4 Billion Facility”) and the $500 million multi-currency revolving letter of credit facility entered into on September 30, 2010, which was reduced to $450 million on October 26, 2012, contain restrictive covenants. Among other things, these covenants limit encumbrances on the assets of ArcelorMittal and its subsidiaries, the ability of ArcelorMittal’s subsidiaries to incur debt and the ability of ArcelorMittal and its subsidiaries to dispose of assets in certain circumstances. These agreements also require compliance with a financial covenant, as summarized below.

The Company must ensure that the ratio of “Consolidated Total Net Borrowings” (consolidated total borrowings less consolidated cash and cash equivalents) to “Consolidated EBITDA” (the consolidated net pre-taxation profits of the ArcelorMittal group for a Measurement Period, subject to certain adjustments as set out in the facilities) does not, at the end of each “Measurement Period” (each period of 12 months ending on the last day of a financial half-year or a financial year of the Company), exceed a certain ratio, currently 3.5 to one. The Company refers to this ratio as the “Leverage Ratio”. As of December 31, 2012, the Company was in compliance with the Leverage Ratio.

Non-compliance with the covenants in the facilities described above would entitle the lenders under such facilities to accelerate the Company’s repayment obligations. The Company was in compliance with the financial covenants in the agreements related to all of its borrowings as of December 31, 2012 and December 31, 2011.

As of December 31, 2012, ArcelorMittal had guaranteed approximately $0.9 billion of debt of its operating subsidiaries and $1.1 billion of total debt of ArcelorMittal Finance. ArcelorMittal’s debt facilities have provisions whereby the acceleration of the debt of another borrower within the ArcelorMittal group could, under certain circumstances, lead to acceleration under such facilities.

The following table summarizes the repayment schedule of ArcelorMittal’s outstanding indebtedness, which includes short-term and long-term debt, as of December 31, 2012.

		Repayment Amounts per Year
		(in billions of $)
	Type of Indebtedness as of December 31, 2012	2013	2014	2015	2016	2017	>2017	Total
	Term loan repayments
	- Convertible bonds[1]	-	2.3	-	-	-	-	2.3
	- Bonds	3.2	1.3	2.2	1.8	2.7	9.7	20.9
	Subtotal	3.2	3.6	2.2	1.8	2.7	9.7	23.2
	Long-term revolving credit lines	-	-	-	-	-	-	-
	- $6 billion syndicated credit facility	-	-	-	-	-	-	-
	- $4 billion syndicated credit facility	-	-	-	-	-	-	-
	Commercial paper[2]	0.1	-	-	-	-	-	0.1
	Other loans	1.0	0.3	0.4	0.7	0.2	0.4	3.0
	Total Gross Debt	$4.3	$3.9	$2.6	$2.5	$2.9	$10.1	$26.3

1

Represents the financial liability component of the approximately $2.5 billion of convertible bonds issued on April 1, 2009 (eur-denominated 7.25% convertible bonds due 2014 (the "Euro Convertibles") and May 6, 2009 (U.S. dollar denominated 5% convertible  notes due 2014 (the "USD Convertibles")), respectively, as well as of the $750 million mandatory  convertible bond issued by a wholly-owned Luxembourg subsidiary of the Company to a Luxembourg affiliate of Crédit Agricole (formely Calyon S.A) in December 2009. In April 2011, the conversion date of the mandatory convertible bond was extended to January 31,2013. On September 27, 2011, the Company increased the amount of the mandatory convertible bond by $250 million to a total amount of $1 billion. In December 2012, the conversion date of the mandatory convertible bond was extended to January 31, 2014. In December 2010, ArcelorMittal acquired certain call options on its own shares in order to hedge its obligations arising out of the potential conversion of its Euro Convertibles and its USD Convertibles.

2	Commercial paper is expected to continue to be rolled over in the normal course of business.

The following table summarizes the amount of credit available as of December 31, 2012 under ArcelorMittal’s principal credit facilities:

Credit lines available	Facility Amount	Drawn	Available
$6 Billion Facility	$ 6.0	-	$ 6.0
$4 Billion Facility	$ 4.0	-	$ 4.0
Total committed lines	$ 10.0	-	$ 10.0

The average debt maturity of the Company was 6.1 years as of December 31, 2012, as compared to 6.3 years as of December 31, 2011.

Further information regarding ArcelorMittal’s outstanding long-term indebtedness as of December 31, 2012, including the breakdown between fixed rate and variable rate debt, is set forth in Note 16  to ArcelorMittal’s consolidated financial statements. Further information regarding ArcelorMittal’s use of financial instruments for hedging purposes is set forth in Note 17 to ArcelorMittal’s consolidated financial statements.

Financings

The principal financings of ArcelorMittal and its subsidiaries are summarized below by category.

Principal Credit Facilities

On March 18, 2011, ArcelorMittal entered into the $6 Billion Facility, which may be utilized for general corporate purposes and which matures in 2016. As of December 31, 2012, the $6 Billion Facility remains fully available.

On May 6, 2010, ArcelorMittal entered into the $4 Billion Facility, a three-year revolving credit facility for general corporate purposes. On September 30, 2011, the maturity date of the $4 Billion Facility was extended to May 6, 2015. As of December 31, 2012, the $4 Billion Facility remains fully available.

On June 30, 2010, ArcelorMittal entered into a bilateral three-year revolving credit facility of $300 million. On July 12, 2010, ArcelorMittal entered into an additional bilateral three-year revolving credit facility of $300 million, which was retroactively effective as of June 30, 2010. Each of these facilities was to be used for general corporate purposes and was originally scheduled to mature in 2013. The two facilities were cancelled (one as of December 31, 2011, and one as of December 31, 2012).

On September 30, 2010, ArcelorMittal entered into the $500 million revolving multi-currency letter of credit facility (the “Letter of Credit Facility”). The Letter of Credit Facility is used by the Company and its subsidiaries for the issuance of letters of credit and other instruments. The terms of the letters of credit and other instruments contain certain restrictions as to duration. On September 30, 2011, the maturity of the Letter of Credit Facility was extended from September 30, 2015 to September 30, 2016. The Letter of Credit Facility was amended on October 26, 2012 so that letters of credit and other instruments are issued on a bilateral basis instead of through a fronting mechanism and to reduce its amount to $450 million.

2012 Capital Markets Transactions

On February 28, 2012, ArcelorMittal completed an issuance of three series of U.S. dollar denominated Notes, consisting of $500 million aggregate principal amount of 3.75% Notes (4.25% as of August 25, 2012 following a credit downgrade) due 2015, $1,400 million aggregate principal amount of 4.50% Notes (5.00% as of August 25, 2012) due 2017 and $1,100 million aggregate principal amount of 6.25% Notes (6.75% as of August 25, 2012) due 2022.

On March 29, 2012, ArcelorMittal completed the issuance of €500 million ($664 million) aggregate principal amount of 4.5% Notes (5.75% as of March 29, 2013) due in 2018.

On March 2, 2012, ArcelorMittal completed a cash tender offer to purchase any and all of its 5.375% U.S. dollar denominated notes due 2013. ArcelorMittal accepted to purchase $298 million principal amount of such notes for a total aggregate purchase price (including other financial charges and accrued interests) of $314 million. Upon settlement for all of the notes accepted pursuant to the offer, the remaining outstanding principal amount of notes as of December 31, 2012 was $1.2 billion.

On September 28, 2012, the Company issued subordinated perpetual capital securities for a nominal amount of $650 million with a coupon of 8.75%, which will reset periodically over the life of the securities, with the first reset after five years and subsequently every five years thereafter. A step up in interest of 0.25% will occur on the second reset date and a subsequent step up of 0.75% (cumulative with the initial 0.25%) fifteen years later. The Company is entitled to call the securities in five years, ten years and on subsequent coupon payment dates. As the Company has no obligation to redeem the securities and the coupon payment is discretionary, it classified the net proceeds from the issuance of the subordinated perpetual capital securities ($642 million net of transaction costs) as equity.

On December 18, 2012, the conversion date of the $1 billion mandatory convertible bond was extended from January 31, 2013 to January 31, 2014.

Other Outstanding Loans and Debt Securities

On July 15, 2004, ArcelorMittal Finance issued €100 million principal amount of unsecured and unsubordinated fixed rated notes bearing interest at 5.50% due July 15, 2014.

On November 7, 2004, ArcelorMittal Finance issued €500 million principal amount of unsecured and unsubordinated fixed-rate bonds bearing interest at 4.625% due November 7, 2014.

The Company has entered into five separate agreements with the European Bank for Reconstruction and Development (“EBRD”) for on-lending to the following subsidiaries: ArcelorMittal Galati on November 18, 2002, ArcelorMittal Kryviy Rih on April 4, 2006, ArcelorMittal Temirtau on June 15, 2007, and ArcelorMittal Skopje and ArcelorMittal Zenica on November 10, 2005. The last repayment installment under these loans is in January 2015. The amount outstanding under these loans in the aggregate as of December 31, 2012 was $58 million, as compared to $118 million as of December 31, 2011. The loan relating to ArcelorMittal Galati was fully repaid on November 23, 2009. Loans relating to ArcelorMittal Skopje and ArcelorMittal Zenica were fully repaid on October 9, 2012.

On July 24, 2007, ArcelorMittal Finance and a subsidiary signed a €500 million five-year loan agreement due 2012 that bears interest based on EURIBOR plus a margin, the proceeds of which may be used by other entities within ArcelorMittal. As of December 31, 2012 this loan was fully repaid.

On May 27, 2008, the Company issued unsecured and unsubordinated fixed rate U.S. dollar-denominated notes in two tranches totaling $3 billion. The $1.5 billion notes due 2013 bear interest at the rate of 5.375%, and the $1.5 billion notes due 2018 bear interest at the rate of 6.125%. As of December 31, 2012 the remaining outstanding principal amount of notes due 2013 was $1.2 billion.

In 2009, ArcelorMittal completed several capital markets transactions, the proceeds of which were principally used to refinance existing indebtedness. The transactions included the issuance of the following instruments that remain outstanding:

•         an offering of €1.25 billion (approximately $1.6 billion) of 7.25% bonds convertible into and/or exchangeable for new or existing ArcelorMittal shares (OCEANEs) due 2014 which closed on April 1, 2009;

•         an offering of U.S. dollar-denominated 5% convertible bonds due 2014 for $800 million which closed on May 6, 2009;

•         an offering of two series of U.S. dollar-denominated bonds (9% Notes (9.50% as of August15, 2012) due 2015 and 9.85% Notes (10.35% as of  June 1, 2012) due 2019) totaling $2.25 billion which closed on May 20, 2009;

•         an offering of two series of euro-denominated 8.25% Notes due 2013 (no impact from downgrade since notes maturity date is same as effective date of new interest)  and 9.375% Notes (10.625% as of  June 3, 2013) due 2016) totaling €2.5 billion ($ 3.5 billion) which closed on June 3, 2009;

•         an offering of $1 billion of U.S. dollar-denominated 7% notes due 2039 (7.50% as of  October 15, 2012) which closed on October 1, 2009.

In 2010, ArcelorMittal completed several capital markets transactions, the proceeds of which were principally used to refinance existing indebtedness. The transactions consisted of:

•         A €1 billion offering of 4.625% notes (5.875% as of November 17, 2012) due 2017 issued under the Company’s €3 billion Euro Medium Term Notes Program that closed on November 18, 2010.

•         An offering of two series of US dollar – denominated notes (3.75% Notes (4.25% as of  August 5, 2012) due 2015 and 5.25% Notes (5.75% as of  August 5, 2012) due 2020) totaling $2 billon, and a $500 million reopening of the Company’s 7% Notes (7.50% as of  October 15, 2012) due 2039 that closed on August 5, 2010.

In 2011, ArcelorMittal completed several capital market transactions. The transactions consisted of:

•         An offering of three series of U.S. dollar-denominated notes, consisting of $500 million aggregate principal amount of 3.75% Notes (4.25% as of  September 1, 2012) due 2016, $1.5 billion aggregate principal amount of 5.50% Notes (6.00% as of  September 1, 2012) due 2021 and $1billion aggregate principal amount of 6.75% Notes (7.25% as of  September 1, 2012) due 2041, that closed on March 7, 2011, the proceeds of which were principally used to prepay the last two term loan installments under the  €17 billion facility dated November 30, 2006 that was fully repaid and cancelled on March 31, 2011.

•         A private placement of €125 million of 6.20% Notes (7.45% as of December 9, 2012) due in 2016, under its wholesale EMTN program completed on December 9, 2011.

Mandatory convertible bonds

On December 28, 2009, the Company issued through a wholly-owned subsidiary unsecured and unsubordinated $750 million mandatory convertible bonds into preferred shares of such subsidiary. The bonds were placed privately with a Luxembourg affiliate of Crédit Agricole (formerly Calyon S.A.) and were not listed. The Company originally had the option to call the mandatory convertible bonds from May 3, 2010, which date was later amended to April 20, 2011, until ten business days before the maturity date. This call option is recognized at fair value and the Company recognized in 2012 a loss of $99 million ($69 million and $42 million gain in 2010 and 2011, respectively) for the change in fair value in the consolidated statements of operations. The subsidiary invested the proceeds of the bonds issuance and an equity contribution by the Company in notes issued by subsidiaries of the Company linked to shares of Erdemir and Macarthur, both of which were publicly-listed companies in which such subsidiaries hold a minority stake. The subsidiary may also, in agreement with Crédit Agricole, invest in other financial instruments. These bonds bear a floating interest rate based on three months Libor plus a margin payable on each February 25, May 25, August 25 and November 25. The Company determined the bonds met the definition of a compound financial instrument in accordance with IFRS. As such, the Company determined the fair value of the financial liability component of the bonds was $55 million on the date of issuance.

On April 20, 2011, the conversion date of the mandatory convertible bonds was extended to January 31, 2013. The Company determined that this transaction led to the extinguishment of the existing compound instrument and the recognition of a new compound instrument including a financial liability of $60 million.

On September 27, 2011, the Company increased the mandatory convertible bonds from $750 million to $1 billion. The Company determined that this increase led to the extinguishment of the existing compound instrument and the recognition of a new compound instrument.

On December 18, 2012, the conversion date of the $1 billion mandatory convertible bond was extended from January 31, 2013 to January 31, 2014. The Company determined that this transaction led to the extinguishment of the existing compound instrument and the recognition of a new compound instrument including a financial liability of $48 million.

As of December 31, 2012, $48 million is included in long-term debt and carried at amortized cost. As of December 31, 2011, $52 million was included in long-term debt.  The value of the equity component of $951 million  ($934 million net of tax and fees at December 31, 2011 ) was determined based upon the difference of the total nominal amount of mandatory convertible bonds of  $1 billion and the fair value of the financial liability component on December 18, 2012 and is included in equity as non-controlling interests.

As a result of the completion of the sale of the Macarthur shares on December 21, 2011, the notes issued by a subsidiary of ArcelorMittal and linked to the Macarthur shares were subject to an early redemption for $1,208 million. Prior to December 31, 2011 the Company committed to Crédit Agricole to replace those notes with new notes issued by a different subsidiary of ArcelorMittal linked to shares of China Oriental Group Company Ltd (“China Oriental”). The proceeds from the redemption of the notes were invested in a term deposit with Crédit Agricole until January 17, 2012.  On that date, notes linked to China Oriental were issued by a subsidiary of ArcelorMittal.

Commercial Paper Program

ArcelorMittal has a €1.0 billion commercial paper program in the French market, which had approximately €0.1 billion ($0.1 billion) outstanding as of December 31, 2012 as compared to €0.5 billion ($0.6 billion) as of December 31, 2011.

True Sale of Receivables (“TSR”) Programs

The Company has established a number of programs for sales without recourse of trade accounts receivable to various financial institutions (referred to as True Sale of Receivables (“TSR”)) for an aggregate amount of $5,250 million as of December 31, 2012. This amount represents the maximum amounts of unpaid receivables that may be sold and outstanding at any given time. Of this amount, the Company has utilized $4,275 million and $4,424 million, as of December 31, 2011 and 2012, respectively. Through the TSR programs, certain operating subsidiaries of ArcelorMittal surrender the control, risks and benefits associated with the accounts receivable sold; therefore, the amount of receivables sold is recorded as a sale of financial assets and the balances are removed from the consolidated statements of financial position at the moment of sale. The total amount of receivables sold under TSR programs and derecognized in accordance with IAS 39 for the years ended 2010, 2011 and 2012 was $29.5 billion, $35.3 billion and $33.9 billion, respectively (with amounts of receivables sold converted to U.S. dollars at the monthly average exchange rate). Expenses incurred under the TSR programs (reflecting the discount granted to the acquirers of the accounts receivable) recognized in the consolidated statements of operations for the years ended December 31, 2010, 2011 and 2012 were $110 million, $152 million and $182 million, respectively.

Earnings Distribution

Considering the worsening global economic conditions since September 2008, ArcelorMittal’s Board of Directors recommended on February 10, 2009, a reduction of the annual dividend in 2009 to $0.75 per share (with quarterly dividend payments of $0.1875) from $1.50 per share previously. The dividend policy was approved by the annual general meeting of shareholders on May 12, 2009, and was also maintained in 2010, 2011 and 2012. In 2012, quarterly dividend payments took place on March 13, 2012, June 14, 2012, September 10, 2012 and December 10, 2012.

In consideration of the challenging global economic conditions impacting the Company’s business and its priority to deleverage, The Board of Directors will submit to the approval of the shareholders at the annual general meeting of shareholders to be held in May 2013 a proposal to reduce the annual dividend payment to $0.20 per share in 2013, as compared to $0.75 per share in 2012. The dividend payment calendar is available on www.arcelormittal.com.

ArcelorMittal held 11.8 million shares in treasury as of December 31, 2012, as compared to 12.0 million shares as of December 31, 2011. As of December 31, 2012, the number of treasury shares was equivalent to approximately 0.76% of the total issued number of ArcelorMittal shares.

Sources and Uses of Cash

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

The following table presents a summary of cash flow of ArcelorMittal:

	Summary of Cash Flow
(in $ millions)	Year ended December 31,
	2011	2012
Net cash provided by operating activities	1,859	5,340
Net cash used in investing activities	(3,744)	(3,730)
Net cash used in financing activities	(555)	(1,019)

Net Cash Provided by Operating Activities

For the year ended December 31, 2012, net cash provided by operating activities increased to $5.3 billion, as compared with $1.9 billion for the year ended December 31, 2011, mainly because of operating working capital release. The net cash provided by operating activities was positively impacted by a $2.8 billion decrease in working capital (consisting of inventories plus trade accounts receivable less trade accounts payable), driven by a $2.8 billion decrease in  inventories ( accounts receivable decreased by $1.2 billion and accounts payable decreased by $1.1 billion, cancelling each other out). As the average number of rotation days of inventories remained stable, inventories decreased mainly as a result of lower levels of steel production compared to 2011 and lower raw material prices as the average benchmark ore price per tonne of $130.0 CFR China and the average benchmark price for hard coking coal FOB Australia were 22% and 35% lower than in 2011, respectively, leading to a lower carrying value of raw materials and finished steel products in inventory. Accounts receivable decreased mainly as a result of lower sales. Accounts payable decreased as a result of lower purchases of raw materials and lower raw material prices. The year-on-year increase in net cash provided by operating activities was due in particular to strong operating cash flow generation in the second quarter for $2.2 billion and in the fourth quarter of $2.9 billion, themselves driven by a release of working capital for $1.4 billion and $2.0 billion, respectively (resulting in turn largely from lower inventories and trade receivables).

Net Cash Used in Investing Activities

Net cash used in investing activities was stable at $3.7 billion for the year ended December 31, 2012 and 2011. Net inflows related to disposals amounted to $1.0 billion, including $674 million from the sale of Skyline Steel, $264 million from the sale of the Company’s stake in Erdemir, $189 million (after adjustment for dividends) corresponding to the first installment from the sale of the Company’s stake in Enovos and a net outflow (the excess of cash on the balance sheet of Paul Wurth over the cash consideration received) of $89 million relating to the disposal of Paul Wurth.

In 2012, capital expenditure totalled $4.7 billion, $3.2 billion of which was related to maintenance in steelmaking facilities (including health and safety investments) and $1.5 billion dedicated to growth projects in mining.  In 2011, capital expenditure was $4.9 billion, $3.5 billion of which was related to steelmaking facilities (including health and safety investments) and $1.4 billion dedicated to mining projects. In 2013, capital expenditure is expected to amount to approximately $3.5 billion, $2.7 billion of which is expected to be maintenance-related (including health and safety investments) and $0.8 billion of which is expected to be dedicated to growth projects in mining.  The Company is focusing only on core growth capital expenditure in its mining business given potentially attractive return profiles of projects under construction. Some planned steel investments remain suspended.  The Phase 2 expansion of the Liberian mining operation involves the construction of a concentrator, among other things, and will be capital-intensive over the 2013-2015 period.

 ArcelorMittal’s major capital expenditures in the year ended December 31, 2012 included the following major projects: Andrade capacity expansion plan in Andrade mine in Brazil, Liberia greenfield mining project; capacity expansion plan and replacement of spirals for enrichment in ArcelorMittal Mines in Canada. See “Item 4D—Property, Plant and Equipment—Capital Expenditure Projects” for a summary of these and other projects.

Net Cash Used in Financing Activities

Net cash used in financing activities was $1.0 billion for the year ended December 31, 2012, as compared to $0.6 billion in 2011. The increase in cash used in financing activities was primarily due to an increase in debt repayments, partly offset by proceeds from issuance of subordinated perpetual capital securities for $642 million and from long-term debt, primarily due to bond issuances.  The Company issued €500 million 4.500% (5.75% after downgrade) Notes due 2018 under its €3 billion wholesale Euro Medium Term Notes Programme as well as three series of U.S. dollar denominated notes, consisting of $500 million 3.750% (4.25% after downgrade) Notes due 2015, $1.4 billion 4.500% (5.00% after downgrade) Notes due 2017 and $1.1 billion 6.250% (6.75% after downgrade) Notes due 2022. The proceeds from these issuances were used to refinance existing indebtedness including a repayment of the Company’s syndicated credit facility. Furthermore, as part of a cash tender offer, the Company accepted for purchase $299 million principal amount of its 5.375% Notes due 2013 for a total aggregate purchase price (including other financial charges and accrued interests) of $314 million; the remaining outstanding principal amount of such Notes is $1.2 billion. Net cash used in financing activities also included outflow for purchases of non-controlling interests.

Dividends paid during the year ended December 31, 2012 were $1.2 billion, including $1,171 million paid to ArcelorMittal shareholders and $20 million paid to non-controlling shareholders in subsidiaries. Dividends paid in the year ended December 31, 2011 were $1.2 billion.

Equity

Equity attributable to the equity holders of the parent decreased to $47.0 billion at December 31, 2012, as compared to $52.7 billion at December 31, 2011, primarily due to the net loss attributable to the equity holders of the parent of $3.3 billion and dividend payments of $1.2 billion. See Note 18 to ArcelorMittal’s consolidated financial statements for the year ended December 31, 2012.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

The following table presents a summary of cash flow of ArcelorMittal:

	Summary of Cash Flow
(in $ millions)	Year ended December 31,
	2010	2011
Net cash provided by operating activities	4,061	1,859
Net cash used in investing activities	(3,510)	(3,744)
Net cash used in financing activities	18	(555)

Net Cash Provided by Operating Activities

For the year ended December 31, 2011, net cash provided by operating activities decreased to $1.9 billion, as compared with $4.1 billion for the year ended December 31, 2010, mainly because of operating working capital deployment. The net cash provided by operating activities was negatively impacted by a $3.8 billion increase (excluding discontinued operations) in working capital (consisting of inventories plus trade accounts receivable less trade accounts payable) as inventories increased by $3.1 billion. As the average number of rotation days of inventories remained stable, the increase in inventories was largely attributable to higher levels of steel production compared to 2010 and higher raw material prices as the benchmark iron ore price per tonne of $167.59 CFR China and the average benchmark price for hard coking coal FOB Australia were 14.2% and 51% higher than in 2010, respectively. Accounts receivable increased by $0.7 billion, as a result of higher sales. The year-on-year decrease in net cash provided by operating activities was reduced somewhat by strong operating cash flow generation in the fourth quarter ($2.9 billion) driven by a $1.8 billion release of working capital (itself resulting largely from lower inventories), which was a reversal of the trend of an investment in working capital in the first three quarters of 2011.

Net Cash Used in Investing Activities

Net cash used in investing activities was $3.7 billion for the year ended December 31, 2011 as compared to $3.5 billion in 2010, primarily due to higher capital expenditures, as well as inflows of $796 million from the sale of the Company’s stake in MacArthur Coal and $129 million from the sale of the Company’s 12% stake in Baosteel-NSC/Arcelor (BNA) Automotive Co.

Capital expenditures totaled $4.9 billion for the year ended December 31, 2011 as compared with $3.3 billion for the year ended December 31, 2010. Capital expenditures in 2009 amounted to just to $2.7 billion, of which $2.1 billion was for maintenance. In 2010, capital expenditure remained modest at $3.3 billion, of which $2.7 billion was for maintenance. In 2011, capital expenditure increased to $4.9 billion, $3.5 billion of which was related to steelmaking facilities (including health and safety investments) and $1.4 billion dedicated to mining projects.

 ArcelorMittal’s major capital expenditures in the year ended December 31, 2011 included the following major projects: Liberia greenfield mining project; Andrade capacity expansion plan in Andrade mine in Brazil; capacity expansion plan in ArcelorMittal Mines in Canada; optimization of galvanizing and galvalume operations in Dofasco, Canada; Baffinland project in Canada; and a capacity expansion plan in Monlevade, Brazil. See “Item 4D—Property, Plant and Equipment—Capital Expenditure Projects” for a summary of these and other projects.

Net Cash Used in Financing Activities

Net cash used in financing activities was $0.6 billion for the year ended December 31, 2011, as compared to $18 million in 2010. The increase in cash used in financing activities was primarily due to an increase in debt repayments, offset by proceeds of long-term debt, primarily due to bond issuances and drawdowns on credit facilities. Net cash used in financing activities also included outflow for purchases of non-controlling interests, offset by proceeds from the increase in the outstanding amount of the mandatory convertible bonds.

Dividends paid during the year ended December 31, 2011 were $1.2 billion, including $1,162 million paid to ArcelorMittal shareholders and $32 million paid to non-controlling shareholders in subsidiaries. Dividends paid in the year ended December 31, 2010 were $1.3 billion.

Equity

Equity attributable to the equity holders of the parent decreased to $52.7 billion at December 31, 2011, as compared to $59.4 billion at December 31, 2010, primarily due to the stainless spin-off for $4.0 billion on January 25, 2011 and the dividend distribution for $1.2 billion. See Note 18 to ArcelorMittal’s consolidated financial statements.

C.    Research and Development, Patents and Licenses

Costs relating to research and development, patents and licenses were not significant as a percentage of sales. Research and development costs expensed (and included in selling, general and administration expenses) in 2011 and 2012 amounted to $306 million and $285 million, respectively.

D.    Trend Information

All of the statements in this “Trend Information” section are subject to and qualified by the information set forth under the “Cautionary Statement Regarding Forward-Looking Statements”. See also “Item 5—Operating and Financial Review and Prospects—Key Factors Affecting Results of Operations”.

Outlook

Operating income plus depreciation and impairment is expected to be higher in 2013 as compared to 2012. Steel shipments are expected to increase by approximately 2-3% in 2013 as compared to 2012. With the completion of the management gains program and asset optimization, per-tonne steel margins are expected to improve marginally in 2013 as compared to 2012. With the ArcelorMittal Mines Canada expansion to 24mtpa on track for ramp up during the first half of 2013, market-priced iron ore shipments are expected to increase by approximately 20% in 2013 relative to 2012. The Company expects to spend approximately $3.5 billion on capital expenditures, of which $2.7 billion is maintenance-related. Approximately $5 billion of cash receipts expected from the $4 billion combined share and mandatorily convertible notes offering in January 2013 and the announced agreed sale of a 15% stake in ArcelorMittal Mines Canada (assuming completion of such sale on schedule), should enable net debt to decline to approximately $17 billion by June 30, 2013. The Company has a medium term objective to reduce its net debt to $15 billion.

E.    Off-Balance Sheet Arrangements

ArcelorMittal has no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations. ArcelorMittal has various purchase commitments and long-term obligations described below under “—F. Tabular Disclosure of Contractual Obligations” and in Note 23 to ArcelorMittal’s consolidated financial statements.

F.    Tabular Disclosure of Contractual Obligations

ArcelorMittal has various purchase commitments for materials, supplies and items of permanent investment incidental to the ordinary course of business. As of December 31, 2012, ArcelorMittal’s management believes that these commitments are not in excess of current market prices and reflect normal business operations.

ArcelorMittal had outstanding, as of December 31, 2012, various long-term obligations that will become due in 2013 and beyond. These various purchase commitments and long-term obligations will have an effect on ArcelorMittal’s future liquidity and capital resources. The table below shows, by major category of commitment and obligations outstanding as of December 31, 2012, ArcelorMittal’s current estimate of their annual maturities (undiscounted except for environmental and asset retirement obligations).

(amounts in $ millions)	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Long-Term Debt Obligations—scheduled repayments—Note 16 to the ArcelorMittal Consolidated Financial Statements	26,313	4,348	6,452	5,393	10,120
Operating Lease Obligations—Note 23 to the ArcelorMittal Consolidated Financial Statements	2,269	379	566	457	867
Environment Commitments and asset retirement obligation—Note 21 and Note 25 to the ArcelorMittal Consolidated Financial Statements [1]	1,412	124	226	168	894
Purchase Obligations—Note 23 to the ArcelorMittal Consolidated Financial Statements	17,566	6,386	4,628	1,852	4,700
Funding Contribution to the pension and post-employment plans [2]	835	835	-	-	-
Scheduled interest payments	11,752	1,771	2,639	1,943	5,399
Other Long-Term Liabilities	612	-	412	77	123
Acquisition/Investment Commitments—Note 23 to the ArcelorMittal Consolidated Financial Statements	1 010	366	624	20	-
Total	61,769	14,209	15,547	9,910	22,103

_________________

1                     ArcelorMittal may be subject to additional environmental liabilities not included in the table above.

2                     The funding contributions to the pension and post-retirement plans are presented for the following year and to the extent known.

Estimated payments for long-term obligations have been determined by ArcelorMittal based on payment schedules for those long-term obligations where set payments exist. For long-term obligations with no set payment schedules, estimates have been made by ArcelorMittal based on the most likely timing of cash payments based on the facts and circumstances that exist as of December 31, 2012. Also included are liabilities related to environmental matters, which are further discussed in Note 25 to ArcelorMittal’s consolidated financial statements. For further details on commitments, please refer to Note 23 to ArcelorMittal’s consolidated financial statements.

G.    Safe Harbor

All information that is not historical in nature and disclosed under “Item 5—Operating and Financial Review and Prospects” is deemed to be a forward-looking statement. See “Cautionary Statement Regarding Forward-Looking Statements”.